FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

minuto
Pão de Açúcar
MERCADO
extra
extra
hiper
éxito
Pão de Açúcar
mini extra
Devoto
COMPRE BEM
Libertad

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes

GPA alimentando sonhos e vidas

grupo éxito

Companhia Brasileira de Distribuição

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Independent auditor’s review report on quarterly information

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form - ITR, for the quarter ended March 31, 2021, which comprises the balance sheet as at March 31, 2021 and the related statements of profit and loss, comprehensive income, changes in equity, and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2021, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to determine whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

Companhia Brasileira de Distribuição

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Corresponding figures audited and reviewed by other independent auditors

The corresponding figures of the individual and consolidated balance sheets, as of December 31, 2020, presented for comparison purposes, were previously audited by other independent auditors who issued an unmodified audit opinion, dated February 23, 2021. The corresponding figures to the individual and consolidated statements of profit and loss, comprehensive income, changes in equity, cash flows, and value added, for the quarter ended March 31, 2020, presented for comparison purposes, now rectified in relation to the interim financial information originally issued as a result of the matters described in note 2, were reviewed by other independent auditors who issued an unmodified review conclusion and with an emphasis paragraph on the restated interim information, dated May 5, 2021.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 5, 2021

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

Companhia Brasileira de Distribuição

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Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Changes in Shareholders’ Equity
1/1/2021 to 3/31/2021	10
1/1/2020 to 3/31/2020	11
Statement of Cash Flows	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2021 to 3/31/2021	19
1/1/2020 to 3/31/2020	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	48

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Number of Shares (thousand)	Current Quarter 3/31/2021
Share Capital
Common	268,352
Preferred	0
Total	268,352
Treasury Shares
Common	239
Preferred	0
Total	239

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Individual Interim Financial Information / Balance Sheet – Assets
R$ (in thousands)
Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
1	Total Assets	35,187,000	36,772,000
1.01	Current Assets	7,618,000	9,312,000
1.01.01	Cash and Cash Equivalents	2,355,000	4,905,000
1.01.03	Accounts Receivable	349,000	398,000
1.01.03.01	Trade Receivables	274,000	289,000
1.01.03.02	Other Receivables	75,000	109,000
1.01.04	Inventories	3,570,000	3,452,000
1.01.06	Recoverable Taxes	736,000	366,000
1.01.08	Other Current Assets	608,000	191,000
1.01.08.01	Assets Held for Sale	78,000	78,000
1.01.08.03	Other	530,000	113,000
1.01.08.03.02	Dividends receivable	246,000	0
1.01.08.03.03	Others current assets	284,000	113,000
1.02	Noncurrent Assets	27,569,000	27,460,000
1.02.01	Long-term Assets	4,637,000	4,730,000
1.02.01.04	Accounts Receivable	663,000	625,000
1.02.01.04.01	Trade receivables, net	39,000	1,000
1.02.01.04.02	Other accounts receivable	624,000	624,000
1.02.01.09	Receivables from related parties	387,000	369,000
1.02.01.10	Other Noncurrent Assets	3,587,000	3,736,000
1.02.01.10.04	Recoverable Taxes	2,920,000	3,091,000
1.02.01.10.05	Restricted deposits for legal proceedings	573,000	545,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	5,000	11,000
1.02.01.10.07	Other Noncurrent Assets	89,000	89,000
1.02.02	Investments	11.783,000	11,589,000
1.02.02.01	Investments in Associates	11,783,000	11,589,000
1.02.02.01.02	Investments in Subsidiaries	11,783.000	11,589,000
1.02.03	Property and Equipment, Net	9,105,000	9,101,000
1.02.03.01	Property and Equipment in Use	4,780,000	4,819,000
1.02.03.02	Leased Properties	4,325,000	4,282,000
1.02.04	Intangible Assets, net	2,044,000	2,040,000
1.02.04.01	Intangible Assets	2,044,000	2,040,000
1.02.04.01.02	Intangible Assets	1,459,000	1,437,000
1.02.04.01.03	Intangible Right-of-use	585,000	603,000

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Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
2	Total Liabilities	35,187,000	36,772,000
2.01	Current Liabilities	8,643,000	8,617,000
2.01.01	Payroll and Related Taxes	464,000	493,000
2.01.02	Trade payables, net	3,286,000	4,876,000
2.01.03	Taxes and Contributions Payable	353,000	288,000
2.01.04	Borrowings and Financing	2,630,000	1,257,000
2.01.05	Other Liabilities	1,910,000	1,703,000
2.01.05.01	Payables to Related Parties	247,000	212,000
2.01.05.02	Other	1,663,000	1,491,000
2.01.05.02.01	Dividends and interest on own capital	516,000	516,000
2.01.05.02.07	Pass-through to Third Parties	11,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	55,000	55,000
2.01.05.02.09	Deferred Revenue	34,000	16,000
2.01.05.02.12	Other Accounts Payable	483,000	319,000
2.01.05.02.17	Lease Liability	564,000	570,000
2.02	Noncurrent Liabilities	12,536,000	14,460,000
2.02.01	Borrowings and Financing	4,468,000	6,322,000
2.02.02	Other Liabilities	6,725,000	6,673,000
2.02.02.01	Liabilities with related parties	167,000	168,000
2.02.02.01.04	Debts with Others Related Parties	167,000	168,000
2.02.02.02	Others	6,558,000	6,505,000
2.02.02.02.03	Taxes payable in installments	218,000	241,000
2.02.02.02.07	Other Accounts Payable	254,000	256,000
2.02.02.02.08	Provision for Losses on Investments in Associates	677,000	620,000
2.02.02.02.09	Lease Liability	5,409,000	5,388,000
2.02.03	Deferred taxes	87,000	213,000
2.02.03.01	Deferred income tax and social contribution	87,000	213,000
2.02.04	Provisions	1,239,000	1,233,000
2.02.06	Deferred Revenue	17,000	19,000
2.03	Shareholders’ Equity	14,008,000	13,695,000
2.03.01	Share Capital	5,650,000	5,434,000
2.03.02	Capital Reserves	270,000	479,000
2.03.02.04	Stock Option	270,000	472,000
2.03.02.07	Capital Reserve	0	7,000
2.03.04	Earnings Reserve	6,125,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Earnings Retention Reserve	231,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,375,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	937,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	126,000	0
2.03.08	Other comprehensive income	1,837,000	1,692,000

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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
3.01	Net operating revenue	6,286,000	6,503,000
3.02	Cost of sales	-4,643,000	-4,850,000
3.03	Gross Profit	1,643,000	1,653,000
3.04	Operating Income/Expenses	-1,434,000	-1,614,000
3.04.01	Selling Expenses	-993,000	-1,079,000
3.04.02	General and administrative expenses	-162,000	-150,000
3.04.05	Other Operating Expenses	-324,000	-419,000
3.04.05.01	Depreciation and Amortization	-281,000	-254,000
3.04.05.03	Other operating expenses, net	-43,000	-165,000
3.04.06	Share of Profit of associates	45,000	34,000
3.05	Profit from operations before net financial expenses	209,000	39,000
3.06	Net Financial expenses	-219,000	-227,000
3.07	Income (loss) before income tax and social contribution	-10,000	-188,000
3.08	Income tax and social contribution	123,000	54,000
3.08.01	Current	-2,000	1,000
3.08.02	Deferred	125,000	53,000
3.09	Net Income from continued operations	113,000	-134,000
3.10	Net Income (loss) from discontinued operations	0	-6,000
3.10.01	Net Income (loss) from Discontinued Operations	0	-6,000
3.11	Net Income for the period	113,000	-140,000
3.99	Earnings per Share	113,000	-134,000
3.99.01.01	ON	0.42146	-0.52282
3.99.02.01	ON	0.42088	-0.52282

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
4.01	Net income for the Period	113,000	-140,000
4.02	Other Comprehensive Income	161,000	372,000
4.02.02	Foreign Currency Translation	164,000	379,000
4.02.04	Fair Value of Trade Receivables	-2,000	0
4.02.05	Cash Flow Hedge	1,000	-4,000
4.02.06	Income Tax Related to Other Comprehensive Income	-2,000	-1,000
4.02.08	Other Comprehensive Income	0	-2,000
4.03	Total Comprehensive Income for the Period	274,000	232,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 03/31/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	216,000	-209,000	35,000	-3,000	0	39,000	-15,000	24,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	104,000	0	0	104,000	11,000	115,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests (note 25.4)	0	0	0	0	0	0	-28,000	-28,000
5.04.16	Others	0	0	0	-3,000	0	-3,000	2,000	-1,000
5.05	Total Comprehensive Income	0	0	0	129,000	145,000	274,000	79,000	353,000
5.05.01	Net Income for the Period	0	0	0	113,000	0	113,000	14,000	127,000
5.05.02	Other Comprehensive Income	0	0	0	16,000	145,000	161,000	65,000	226,000
5.05.02.04	Foreign currency translation	0	0	0	16,000	148,000	164,000	66,000	230,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	1,000	1,000	-1,000	0
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000	0	-2,000
5.07	Closing Balance	5,650,000	270,000	6,125,000	126,000	1,837,000	14,008,000	3,176,000	17,184,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 03/31/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.04	Capital Transactions with Shareholders	2,000	9,000	0	-1,000	0	10,000	-59,000	-49,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.06	Dividends	0	0	0	0	0	0	-59,000	-59,000
5.04.08	Share based expenses of Subsidiaries	0	2,000	0	0	0	2,000	0	2,000
5.04.16	Others	0	0	0	-1,000	0	-1,000	0	-1,000
5.05	Total Comprehensive Income	0	0	0	-152,000	384,000	232,000	148,000	380,000
5.05.01	Net Income for the Period	0	0	0	-140,000	0	-140,000	21,000	-119,000
5.05.02	Other Comprehensive Income	0	0	0	-12,000	384,000	372,000	127,000	499,000
5.05.02.04	Foreign currency translation	0	0	0	-12,000	391,000	379,000	128,000	507,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-4,000	-4,000	-1,000	-5,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-1,000	-1,000	0	-1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	59,000	0	0	59,000	1,000	60,000
5.06.05	Transactions with Non-controlling Interests	0	0	59,000	0	0	59,000	1,000	60,000
5.07	Closing Balance	6,859,000	456,000	3,588,000	-153,000	491,000	11,241,000	2,698,000	13,939,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
6.01	Net Cash Operating Activities	-1,573,000	-1,932,000
6.01.01	Cash Provided by the Operations	460,000	330,000
6.01.01.01	Net Income for the Period	113,000	-140,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-125,000	-53,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-4,000	29,000
6.01.01.04	Depreciation/Amortization	310,000	286,000
6.01.01.05	Interest and Inflation Adjustments	208,000	238,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	-45,000	-34,000
6.01.01.08	Provision for Risks	4,000	24,000
6.01.01.10	Share-based Payment	7,000	9,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	3,000	6,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-13,000	8,000
6.01.01.15	Deferred Revenue	2,000	-21,000
6.01.01.16	Loss or gain on lease liabilities	0	-22,000
6.01.02	Changes in Assets and Liabilities	-2,033,000	-2,262,000
6.01.02.01	Accounts Receivable	-32,000	-331,000
6.01.02.02	Inventories	-106,000	-467,000
6.01.02.03	Recoverable Taxes	-201,000	-173,000
6.01.02.04	Other Assets	-135,000	-118,000
6.01.02.05	Related Parties	-34,000	-284,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-29,000	2,000
6.01.02.07	Trade Payables	-1,590,000	-949,000
6.01.02.08	Payroll and Related Taxes	-29,000	48,000
6.01.02.09	Taxes and Social Contributions Payable	-29,000	-16,000
6.01.02.10	Payments of provision for risk	-18,000	-31,000
6.01.02.11	Deferred Revenue	13,000	5,000
6.01.02.12	Other Payables	157,000	41,000
6.01.02.15	Received Dividends and Interest on own capital	0	11,000
6.02	Net Cash of Investing Activities	-173,000	-268,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-140,000	-243,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-44,000	-26,000
6.02.04	Sales of Property and Equipment	11,000	1,000
6.03	Net Cash of Financing Activities	-804,000	1,658,000
6.03.01	Capital Increase	0	2,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	1,989,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-515,000	-59,000
6.03.09	Payment of lease liability	-289,000	-274,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-2,550,000	-542,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,905,000	2.863,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,355,000	2.321,000

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Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
7.01	Revenues	6,846,000	7,066,000
7.01.01	Sales of Goods, Products and Services	6,831,000	7,062,000
7.01.02	Other Revenues	19,000	6,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-4,000	-2,000
7.02	Products Acquired from Third Parties	-5,254,000	-5,511,000
7.02.01	Costs of Products, Goods and Services Sold	-4,473,000	-4,675,000
7.02.02	Materials, Energy, Outsourced Services and Other	-781,000	-836,000
7.03	Gross Value Added	1,592,000	1,555,000
7.04	Retention	-310,000	-286,000
7.04.01	Depreciation and Amortization	-310,000	-286,000
7.05	Net Value Added Produced	1,282,000	1,269,000
7.06	Value Added Received in Transfer	73,000	99,000
7.06.01	Share of Profit of Subsidiaries and Associates	45,000	34,000
7.06.02	Financial Revenue	28,000	71,000
7.06.03	Other	0	-6,000
7.07	Total Value Added to Distribute	1,355,000	1,368,000
7.08	Distribution of Value Added	1,355,000	1,368,000
7.08.01	Personnel	615,000	828,000
7.08.01.01	Direct Compensation	412,000	475,000
7.08.01.02	Benefits	120,000	152,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	47,000	49,000
7.08.01.04	Other	36,000	152,000
7.08.02	Taxes, Fees and Contributions	370,000	368,000
7.08.02.01	Federal	134,000	144,000
7.08.02.02	State	190,000	154,000
7.08.02.03	Municipal	46,000	70,000
7.08.03	Value Distributed to Providers of Capital	257,000	312,000
7.08.03.01	Interest	253,000	306,000
7.08.03.02	Rentals	4,000	6,000
7.08.04	Value Distributed to Shareholders	113,000	-140,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	44,000	-140,000

13

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
1	Total Assets	50,034,000	53,295,000
1.01	Current Assets	13,651,000	17,641,000
1.01.01	Cash and Cash Equivalents	3,891,000	8,711,000
1.01.03	Accounts Receivable	916,000	1,051,000
1.01.03.01	Trade Receivables	596,000	686,000
1.01.03.02	Other Receivables	320,000	365,000
1.01.04	Inventories	6.775,000	6,536,000
1.01.06	Recoverable Taxes	1,538,000	983,000
1.01.08	Other Current Assets	531,000	360,000
1.01.08.01	Assets Held for Sale	111,000	109,000
1.01.08.03	Other	420,000	251,000
1.01.08.03.01	Financial Instruments - Derivatives	14,000	0
1.01.08.03.03	Others assets	406,000	251,000
1.02	Noncurrent Assets	36,383,000	35,654,000
1.02.01	Long-term Assets	4,750,000	4,713,000
1.02.01.04	Accounts Receivable	713,000	676,000
1.02.01.04.01	Trade receivables, net	44,000	5,000
1.02.01.04.02	Other accounts receivable	669,000	671,000
1.02.01.07	Deferred Taxes	79,000	0
1.02.01.09	Receivables from related parties	218,000	154,000
1.02.01.10	Other Noncurrent Assets	3,740,000	3,883,000
1.02.01.10.04	Recoverable Taxes	2,930,000	3,100,000
1.02.01.10.05	Restricted deposits for legal proceedings	591,000	563,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	6,000	12,000
1.02.01.10.07	Other Noncurrent Assets	213,000	208,000
1.02.02	Investments	5,080,000	4,889,000
1.02.02.01	Investments in Associates	1,316,000	1,250,000
1.02.02.02	Investment properties	3,764,000	3,639,000
1.02.03	Property and Equipment, Net	20,275,000	19,888,000
1.02.03.01	Property and Equipment in Use	13,708,000	13,371,000
1.02.03.02	Leased Properties	6,567,000	6,517,000
1.02.04	Intangible Assets, net	6,278,000	6,164,000
1.02.04.01	Intangible Assets	6,278,000	6,164,000
1.02.04.01.02	Intangible Assets	5,692,000	5,561,000
1.02.04.01.03	Intangible Right-of-use	586,000	603,000

14

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
2	Total Liabilities	50,034,000	53,295,000
2.01	Current Liabilities	15,727,000	18,483,000
2.01.01	Payroll and Related Taxes	814,000	897,000
2.01.02	Trade payables, net	7,763,000	11,424,000
2.01.03	Taxes and Contributions Payable	737,000	585,000
2.01.04	Borrowings and Financing	2,974,000	2,309,000
2.01.05	Other Liabilities	3,439,000	3,268,000
2.01.05.01	Payables to Related Parties	230,000	194,000
2.01.05.02	Other	3,209,000	3,074,000
2.01.05.02.01	Dividends and interest on own capital	536,000	556,000
2.01.05.02.07	Pass-through to Third Parties	45,000	77,000
2.01.05.02.08	Financing Related to Acquisition of Assets	108,000	100,000
2.01.05.02.09	Deferred Revenue	260,000	297,000
2.01.05.02.11	Acquisition of Companies	675,000	636,000
2.01.05.02.12	Other Accounts Payable	638,000	461,000
2.01.05.02.17	Lease liability	947,000	947,000
2.02	Noncurrent Liabilities	17,123,000	18,005,000
2.02.01	Borrowings and Financing	5,765,000	6,842,000
2.02.02	Other Liabilities	8,915,000	8,725,000
2.02.02.01	Liabilities with related parties	167,000	168,000
2.02.02.01.04	Debts with Others Related Parties	167,000	168,000
2.02.02.02	Others	8,748,000	8,557,000
2.02.02.02.03	Taxes payable in installments	225,000	248,000
2.02.02.02.05	Financing Related to Acquisition of Assets	108,000	0
2.02.02.02.07	Other Accounts Payable	286,000	291,000
2.02.02.02.08	Provision for Losses on Investments in Associates	676,000	591,000
2.02.02.02.09	Lease Liability	7,453,000	7,427,000
2.02.03	Deferred taxes	1,038,000	1,034,000
2.02.04	Provisions	1,387,000	1,385,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,387,000	1,385,000
2.02.06	Deferred Revenue	18,000	19,000
2.03	Shareholders’ Equity	17,184,000	16,807,000
2.03.01	Share Capital	5,650,000	5,434,000
2.03.02	Capital Reserves	270,000	479,000
2.03.02.04	Stock Option	270,000	472,000
2.03.02.07	Capital Reserve	0	7,000
2.03.04	Earnings Reserve	6,125,000	6,090,000
2.03.04.01	Legal Reserve	665,000	665,000
2.03.04.05	Earnings Retention Reserve	231,000	230,000
2.03.04.07	Tax Incentive Reserve	67,000	67,000
2.03.04.10	Expansion Reserve	4,375,000	4,444,000
2.03.04.12	Transactions with non-controlling interests	937,000	834,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	126,000	0
2.03.08	Other comprehensive income	1,837,000	1,692,000
2.03.09	Non-Controlling interests	3,176,000	3,112,000

15

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 03/31/2021	Year to date previous period 01/01/2020 to 03/31/2020
3.01	Net operating revenue	12,452,000	11,876,000
3.02	Cost of sales	-9,207,000	-8,934,000
3.03	Gross Profit	3,245,000	2,942,000
3.04	Operating Income/Expenses	-2,918,000	-2,955,000
3.04.01	Selling Expenses	-1,890,000	-1,841,000
3.04.02	General and administrative expenses	-466,000	-401,000
3.04.05	Other Operating Expenses	-548,000	-647,000
3.04.05.01	Depreciation and Amortization	-488,000	-434,000
3.04.05.03	Other operating expenses, net	-60,000	-213,000
3.04.06	Share of Profit of associates	-14,000	-66,000
3.05	Profit from operations before net financial expenses	327,000	-13,000
3.06	Net Financial expenses	-292,000	-270,000
3.07	Income (loss) before income tax and social contribution	35,000	-283,000
3.08	Income tax and social contribution	92,000	58,000
3.08.01	Current	-22,000	-14,000
3.08.02	Deferred	114,000	72,000
3.09	Net Income from Continued Operations	127,000	-225,000
3.10	Net Income (loss) from Discontinued Operations	0	106,000
3.10.01	Net Income (loss) from Discontinued Operations	0	106,000
3.11	Net Income for the period	127,000	-119,000
3.11.01	Attributable to Controlling Shareholders	113,000	-140,000
3.11.02	Attributable to Non-controlling Shareholders	14,000	21,000
3.99.01	Basic Earnings per Share	0	0
3.99.01.01	ON	0.42146	-0.52282
3.99.02	Diluted Earnings per Share	0	0
3.99.02.01	ON	0.42088	-0.52282

16

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 01/01/2021 to 03/31/2021	Year to date previous period 01/01/2020 to 03/31/2020
4.01	Net income for the Period	127,000	-119,000
4.02	Other Comprehensive Income	226,000	499,000
4.02.02	Foreign Currency Translation	230,000	507,000
4.02.04	Fair Value of Trade Receivables	-2,000	0
4.02.05	Cash Flow Hedge	0	-5,000
4.02.06	Income Tax Related to Other Comprehensive Income	-2,000	-1,000
4.02.08	Other Comprehensive Income	0	-2,000
4.03	Total Comprehensive Income for the Period	353,000	380,000
4.03.01	Attributable to Controlling Shareholders	274,000	232,000
4.03.02	Attributable to Non-Controlling Shareholders	79,000	148,000

17

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
6.01	Net Cash Operating Activities	-3,498,000	-3,835,000
6.01.01	Cash Provided by the Operations	750,000	647,000
6.01.01.01	Net Income for the Period	127,000	-119,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-114,000	-97,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	32,000	114,000
6.01.01.04	Depreciation/Amortization	548,000	609,000
6.01.01.05	Interest and Inflation Adjustments	246,000	387,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	14,000	66,000
6.01.01.08	Provision for Risks	3,000	27,000
6.01.01.10	Share-based Payment	7,000	9,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 and 8.1)	18,000	2,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-19,000	0
6.01.01.15	Deferred Revenue	-91,000	-265,000
6.01.01.16	Loss or gain on lease liabilities	-21,000	-86,000
6.01.02	Changes in Assets and Liabilities	-4,248,000	-4,482,000
6.01.02.01	Accounts Receivable	51,000	-287,000
6.01.02.02	Inventories	-151,000	-920,000
6.01.02.03	Recoverable Taxes	-343,000	-329,000
6.01.02.04	Other Assets	-99,000	-116,000
6.01.02.05	Related Parties	-48,000	-11,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-29,000	2,000
6.01.02.07	Trade Payables	-3,766,000	-3,071,000
6.01.02.08	Payroll and Related Taxes	-95,000	39,000
6.01.02.09	Taxes and Social Contributions Payable	168,000	111,000
6.01.02.10	Payments of provision for risk	-24,000	-42,000
6.01.02.11	Deferred Revenue	47,000	178,000
6.01.02.12	Other Payables	158,000	-36,000
6.01.02.13	Income Tax and Social contribution,paid	-117,000	0
6.02	Net Cash of Investing Activities	-413,000	-675,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-270,000	-625,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-61,000	-47,000
6.02.04	Sales of Property and Equipment	11,000	3,000
6.02.09	Net cash from discontinueted subsidiaries (Note 13)	-93,000	-6,000
6.03	Net Cash of Financing Activities	-974,000	2,552,000
6.03.01	Capital Increase	0	2,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,015,000	3,310,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,528,000	-321,000
6.03.05	Payment of Dividends and Interest on own Capital	-36,000	-17,000
6.03.06	Transactions with Non-controlling Interest	7,000	3,000
6.03.08	Transactions with Non-controlling Interest	-2,000	0
6.03.09	Payment of lease liability	-430,000	-425,000
6.04	Exchange rate changes in cash and cash equivalents	65,000	156,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,820,000	-1,802,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,711,000	7,954,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,891,000	6,152,000

18

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 03/31/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	216,000	-209,000	35,000	-3,000	0	39,000	-15,000	24,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	104,000	0	0	104,000	11,000	115,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-28,000	-28,000
5.04.16	Others	0	0	0	-3,000	0	-3,000	2,000	-1,000
5.05	Total Comprehensive Income	0	0	0	129,000	145,000	274,000	79,000	353,000
5.05.01	Net Income for the Period	0	0	0	113,000	0	113,000	14,000	127,000
5.05.02	Other Comprehensive Income	0	0	0	16,000	145,000	161,000	65,000	226,000
5.05.02.04	Foreign currency translation	0	0	0	16,000	148,000	164,000	66,000	230,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	1,000	1,000	-1,000	0
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-2,000	-2,000	0	-2,000
5.07	Closing Balance	5,650,000	270,000	6,125,000	126,000	1,837,000	14,008,000	3,176,000	17,184,000

19

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 03/31/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.04	Capital Transactions with Shareholders	2,000	9,000	0	-1,000	0	10,000	-59,000	-49,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.06	Dividends	0	0	0	0	0	0	-59,000	-59,000
5.04.08	Share based expenses of Subsidiaries	0	2,000	0	0	0	2,000	0	2,000
5.04.16	Others	0	0	0	-1,000	0	-1,000	0	-1,000
5.05	Total Comprehensive Income	0	0	0	-152,000	384,000	232,000	148,000	380,000
5.05.01	Net Income for the Period	0	0	0	-140,000	0	-140,000	21,000	-119,000
5.05.02	Other Comprehensive Income	0	0	0	-12,000	384,000	372,000	127,000	499,000
5.05.02.04	Foreign currency translation	0	0	0	-12,000	391,000	379,000	128,000	507,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-4,000	-4,000	-1,000	-5,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-1,000	-1,000	0	-1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	59,000	0	0	59,000	1,000	60,000
5.06.05	Transactions with Non-controlling Interests	0	0	59,000	0	0	59,000	1,000	60,000
5.07	Closing Balance	6,859,000	456,000	3,588,000	-153,000	491,000	11,241,000	2,698,000	13,939,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 03/01/2021 to 03/31/2021	Year to date previous period 03/01/2020 to 03/31/2020
7.01	Revenues	13,733,000	13,100,000
7.01.01	Sales of Goods, Products and Services	13,722,000	13,095,000
7.01.02	Other Revenues	21,000	10,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-10,000	-5,000
7.02	Products Acquired from Third Parties	-10,217,000	-10,121,000
7.02.01	Costs of Products, Goods and Services Sold	-8,814,000	-8,780,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,403,000	-1,341,000
7.03	Gross Value Added	3,516,000	2,979,000
7.04	Retention	-548,000	-487,000
7.04.01	Depreciation and Amortization	-548,000	-487,000
7.05	Net Value Added Produced	2.968,000	2,492,000
7.06	Value Added Received in Transfer	68,000	177,000
7.06.01	Share of Profit of Subsidiaries and Associates	-14,000	-66,000
7.06.02	Financial Revenue	82,000	137,000
7.06.03	Other	0	106,000
7.07	Total Value Added to Distribute	3,036,000	2,669,000
7.08	Distribution of Value Added	3,036,000	2,669,000
7.08.01	Personnel	1,219,000	1,386,000
7.08.01.01	Direct Compensation	956,000	942,000
7.08.01.02	Benefits	175,000	203,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	50,000	50,000
7.08.01.04	Other	38,000	191,000
7.08.01.04.01	Profit (cost) sharing	38,000	191,000
7.08.02	Taxes, Fees and Contributions	1,308,000	981,000
7.08.02.01	Federal	353,000	101,000
7.08.02.02	State	868,000	772,000
7.08.02.03	Municipal	87,000	108,000
7.08.03	Value Distributed to Providers of Capital	382,000	421,000
7.08.03.01	Interest	378,000	415,000
7.08.03.02	Rentals	4,000	6,000
7.08.04	Value Distributed to Shareholders	127,000	-119,000
7.08.04.01	Interest on shareholders' equity	69,000	0
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	44,000	-140,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	14,000	21,000

21

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1Q21

EARNINGS

RELEASE

May 5, 2021

CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ISE B3 IGC-NM B3 SMLL B3
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1Q21

EARNINGS

RELEASE

São Paulo, May 5, 2021

GPA [B3: PCAR3; NYSE: CBD] announces its results for the first quarter of 2021(1Q21). All comparisons are with the same period in 2020, unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2), unless stated otherwise.

Brazil

Colombia

Uruguay

Argentina

1Q21 Earnings Conference Call

Thursday

May 6, 2021

10:00 a.m. (Brasília)

9:00 a.m. (NY)

Portuguese

videoconference: www.gpari.com.br

telephone: +55 (11) 4210-1803 or +55 (11) 3181-8565

English (simultaneous interpretation)

videoconference: www.gpari.com.br

telephone: +1 (412) 717-9627 or +1 (844) 204-8942

Replay: www.gpari.com.br

+55 11 3193-1012

Code for the Portuguese audio: 1932275#

Code for the English audio: 1779586#

GPA'S HIGHLIGHTS

Increase of 4.8% in total sales, driven by online sales and remodeled/converted physical stores, preparing for future expansion

Substantial increase of 36% in Adjusted EBITDA, reaching R$935 million

Solid growth in e-commerce (+142%) in all the countries where we operate. Online penetration more than doubled in the period, moving from 3.7% to 8.2% on a consolidated basis

Improvement of R$359 million in net income attributable to controlling shareholders, reaching R$113 million in the quarter

Reduction in the environmental impact: 75% of energy consumption in GPA Brazil is clean renewable energy, with a 37% increase in stores migrated to the free energy market in the quarter

Waste management: 24% waste reduction for landfills at GPA Brazil. In Grupo Éxito there were 130 tons of recycled waste, an increase of 96% vs 1Q20

Promotion of diversity and inclusion: 37% women and 36% blacks in leadership positions in Brazil. In the Grupo Éxito, 31% are women in leadership positions.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects for the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company's future. These expectations are highly dependent on changes in the market, Brazil's general economic performance, the industry and international markets, and hence are subject to change.

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GPA maintains its pace of improved profitability

Financial Highlights	Consolidated(1)			GPA Brazil			Grupo Éxito(2)
R$ million, except when indicated	1Q21	1Q20	Δ	1Q21	1Q20	Δ	1Q21	1Q20	Δ
Gross Revenue	13,722	13,095	4.8%	7,135	7,342	-2.8%	6,571	5,742	14.4%
Net Revenue	12,452	11,876	4.9%	6,574	6,769	-2.9%	5,866	5,095	15.1%
Gross Profit	3,245	2,942	10.3%	1,696	1,699	-0.2%	1,539	1,242	23.9%
Gross Margin	26.1%	24.8%	130bps	25.8%	25.1%	70bps	26.2%	24.4%	180bps
Selling, General and Adm. Expenses	(2,355)	(2,242)	5.1%	(1,203)	(1,274)	-5.6%	(1,105)	(945)	16.9%
Other Operating (Revenue) Expenses	(60)	(214)	-71.9%	(44)	(102)	-57.4%	(16)	(111)	-85.3%
Adjusted EBITDA (3)(4)	935	688	36.0%	538	485	10.9%	484	289	67.4%
Adjusted EBITDA Margin (3)(4)	7.5%	5.8%	170bps	8.2%	7.2%	100bps	8.2%	5.7%	250bps
Net Income - Controlling Shareholders (5)	113	(246)	n.d.	81	(99)	n.d.	110	(63)	n.d.
Net margin - Controlling Shareholders (5)	0.9%	-2.1%	300bps	1.2%	-1.5%	270bps	1.9%	-1.2%	310bps

(1) Consolidated figures include the results of GPA Brazil, Grupo Éxito (Colombia, Uruguay and Argentina), other businesses (Stix Fidelidade, Cheftime and James Delivery) and Cdiscount (in the equity income line).

(2) Sales in R$, which include a positive exchange variation of 22%, due to the appreciation of the Colombian peso against the real (from 0.001257 to 0.001540).

(3) Operating income before interest, taxes, depreciation and amortization.

(4) Adjusted for Other Operating Revenue and Expenses.

(5) Continuing Operations.

Operational & Financial Highlights

▪	Total consolidated sales of R$13.7 billion, up 4.8%, supported by:
o	Solid growth in online sales in all the countries where we operate: +137% in GPA Brazil and +145% in Grupo Éxito, with continued leadership in food e-commerce;
o	Growth in the proximity formats and remodeled supermarkets at GPA Brazil;
o	Evolution of the Éxito Wow and Carulla FreshMarket innovative formats at Grupo Éxito; and
o	41 stores closed at GPA Brazil throughout 2020, with a negative impact in the quarter of 210 bps.
▪	The sales scenario continued to improve in the quarter, despite the challenges mainly related to the macroeconomic context and the pandemic, with strict restrictive measures involving the closure of stores on weekends, reduced working hours and prohibition of sale of some categories (alcoholic beverages, home appliances, kitchen utensils and textile, among others).
▪	Adjusted EBITDA grew by a substantial 36.0%, totaling R$935 million, driven by comercial efficiency and control of SG&A expenses at GPA Brazil and the contribution of the Viva Malls real estate development division at Grupo Éxito.
▪	Other Income and Expenses decreased sharply, from R$214 million in 1Q20 to R$60 million in 1Q21, reflecting lower non-operating expenses.
▪	These effects led to an R$359 million increase in net income attributable to controlling shareholders in continuing operations compared to 1Q20, reaching R$113 million.

Strategic priorities of GPA Brazil and Grupo Éxito for 2021

▪	Escalate the Digital Platform in all the countries where we operate: increase in 1P and 3P offer of products, expansion of delivery formats (new distribution centers and partnerships with last-mile carriers) and operation as a seller in third-party marketplaces;
▪	Organic Expansion of the Pão de Açúcar and Minuto Pão de Açúcar formats in Brazil;
▪	Rollout and Maturation of the new supermarket concepts: Compre Bem, Mercado Extra and Pão de Açúcar G7 in Brazil and FreshMarket in Colombia and Uruguay;
▪	Repositioning of the hypermarket model through the rollout of the new Extra Hiper in Brazil and conversion into Éxito Wow in Colombia; and
▪	Deleverage at GPA Consolidated.

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Message from the CEO

“The results recorded in the first quarter of 1Q20 reflect profitable growth, underlining the strength of GPA as one the largest food retail groups in South America. Our efforts to reduce SG&A expenses in the last three years, combined with portfolio changes and the evolution of digital initiatives in all the countries where we are present, led to a substantial increase in EBITDA and income, although the quarter was still marked by even more stringent restrictions due to the pandemic.

Our digital ecosystem continues its solid growth trajectory. Online penetration more than doubled, and online sales accounted for 6% of GPA Brazil’s food sales and 11% of Grupo Éxito’s total sales, which shows our enormous future potential. We continue to grow through our own platform and to develop our partnerships.

In the physical stores, we continued to move forward with our plans, repositioning hypermarkets with a low price policy and resuming the expansion plans for Pão de Açúcar and proximity supermarkets. We will open more than 150 new Pão and Minuto stores all over the country over the next three years. At Grupo Éxito, I highlight the continuation of conversions into the innovative formats Éxito Wow and Carulla FreshMarket.

We remain confident and focused on expanding the omnichannel initiatives - the group’s strategic priority -, moving forward with conversions and resuming the organic expansion of physical stores, in order to provide the best shopping experience for the customers who go to our stores, use our apps and make purchases on our website. This is what will guarantee our competitiveness and profitability in the coming periods.”

Jorge Faiçal
GPA’s CEO

OPERATING PERFORMANCE

SALES PERFORMANCE

GROSS REVENUE	1Q21/1Q20
(R$ million)	Selling	% Stores total	% Stores total Constant Currency	Same stores (2)	Covid Impact	Same stores (2) ex Covid Impact
GPA Consolidated	13,722	4.8%	-2.7%	-0.7%	-5.5%	4.8%
GPA	7,151	-2.8%	-2.8%	1.1%	-3.9%	5.0%
GPA Brazil	7,135	-2.8%	-2.8%	1.1%	-3.9%	5.0%
Others (1)	16	32.8%	32.8%	n.d.	n.d.	n.d.
Grupo Éxito	6.571	14.4%	-2.6%	-2.7%	-7.2%	4.5%
Colombia	5,019	18.0%	-3.6%	-3.9%	-6.0%	2.1%
Uruguay	1,148	8.9%	-3.6%	-4.3%	-9.6%	5.2%
Argentina	405	-7.4%	17.5%	20.7%	-14.8%	35.6%

(1) Other businesses includes Stix Fidelidade, Cheftime and James Delivery.

(2) Gross same-store sales performance:

- Does not consider revenue from gas stations and drugstores

- ‘Same store’ presented in growth with constant exchange rate for international operation;

- Excluding calendar effect. In order to reflect the calendar effect, we added 70 bps in GPA Brazil and 30 bps in Grupo Éxito (10 bps in Colombia, 80 bps in Uruguay and 110 bps in Argentina)

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GPA Brazil

Digital Strategy

Leadership in the e-commerce, with ample avenues for growth to explore

Our digital platform is being developed at full speed. We continued to record three-digit growth, with successive progressions in our 1P and 3P supply of products. We are increasingly closer to consumers, expanding our delivery radius, improving our service level to ratios above 95% and reducing wait time with the fast-paced evolution of our partnership with last-mile carriers. Our loyalty program and the Stix coalition are also at the core of our strategy, as they increase the value created for customers by our platform. Other major deliveries are in the pipeline: our fulfillment service for marketplace sellers is already being tested; our digital wallet is under development; we are advancing in the construction of our customer knowledge platform in order to increase their lifetime value; and we are making progress in the monetization of insights with third parties.

We are working towards making our customers increasingly multichannel and digital: the number of customers who made purchases on our digital platforms grew 60% over 1Q20, with a 40% increase in omnichannel customers. The omnichannel has also been consolidating its position as a driver of share of wallet growth, as omnichannel customers spend 2.9x more than physical store customers.

In 1Q21, GPA consolidated its position as the largest food e-commerce player (1P – Ebit Nielsen basis), closing the quarter with a 71% share of self-service. Food e-commerce (1P + 3P) grew 137% year on year, accounting for 5.7% of the Group’s total food sales and 15% of food sales at Pão de Açúcar. The GMV of online operations totaled R$ 1.3 billion in the last twelve months.

In addition to rapid sales growth, profitability – which was already positive - increased by an additional 190 bps in the period, thanks to the better commercial assertiveness and greater dilution of operating costs, with continuous improvement in our service level indicators.

We have continuously improved our logistics network and expanded our delivery models. The next-hour and same-day delivery categories together accounted for 68% of total online sales.

Delivery Models

Express and Click & Collect (same day): At the end of the quarter, 290 stores had Express and Click & Collect services, an addition of 164 stores over 1Q20. Our ship-from-store model currently represents approximately 50% of total online sales.

Traditional Delivery (next day): The Company continues to benefit from the expansion of distribution centers held in 2020, and traditional delivery currently accounts for 32% of total online sales.

Last Mile (next hour): This quick delivery model accounted for 18% of total online sales in 1Q21, 900 bps higher than in 1Q20. This surprising improvement was driven by ongoing growth in James Delivery operations and new partnerships initiated at the end of the quarter.

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o	James Delivery: James Delivery, our integrated last-mile activity that is now open to the market, continued to grow substantially. The service is now available in 323 stores, up from 134 stores in 1Q20, with an increase of 292% in GMV and 142% in the number of orders.

o	Open Platform: In order to be where the customer is, we have entered into partnerships with Rappi and Cornershop, and our operational capacity has enabled us to quickly escalate operations: we already have 138 stores active on Rappi and 310 stores active on Cornershop. The increase in GMV generated by the new partnerships was incremental to the James operation, which did not slow down its growth after the inclusion of new partners. The launch of operations on the iFood, Mercado Livre and B2W/Americanas Mercado platforms has been confirmed for the second quarter.

Marketplace

As for GPA’s Marketplace (3P), we continue to follow our commercial strategy of seeking partners to multiply our assortment and boost the main existing assets, focusing on verticals that complement our food core business, such as Wine, Spirits, Craft Beer, Home Care, Baby Care, Beauty and Pet Care.

In 1Q21, we tripled the number of sellers compared to 4Q20, with 4x more offers available on the platform. GMV has been continuously growing week after week, and we have quadrupled sales between January and early April. Our onboarding process is at full speed, with several technology integration projects in progress to further maximize the number of SKUs available. In the quarter, we entered into partnerships with well-known brands, such as Chopp Fast (Heineken), Grand Cru, Café Store, Melitta, Hershey's, Ri Happy, Cobasi, Madesa and Probel, which have joined a portfolio of partners that includes The Bar, Red Bull, Lego, Mobly, Etna and Spicy. The first complete quarter with the MarketPlace operations was important for the stabilization of all service level indicators at satisfactory levels.

Loyalty Program and App Evolution

We continue to consolidate our robust customer base through Loyalty programs (Cliente Mais and Clube Extra) and the Stix coalition: approximately 70% of our total sales are identified (90% in Pão de Açúcar and 60% in Extra). Also, our most loyal customers - who benefit from personalized discounts (“Meu Desconto” - My Discount) and achieve at least one goal (“Meus Prêmios” - My Rewards) - spend 10.2x more than customers who do not use these features.

In order to further encourage loyal customers to join this program, in early April we released a new version of the “Meus Prêmios” program, with important advances in the simplification of the program features on the app. As a result, our customers earned 2 million Stix points in 1Q21, with 334,000 redemptions.

We have an ongoing mission to provide our customers with the best shopping channel. In 1Q21, we made significant improvements in our digital products, such as: automation of self-service processes, integrating FAQ into the app’s chatbot; the simplification of the password reset process; the implementation of geo-targeted offerings; the expansion of means of payment; and, due to the country’s social and economic situation, credit card purchases of food items may now be paid for in installments. We are also proud to announce that we have an app that is almost fully tagged for visually impaired persons, reinforcing our commitment to inclusion and diversity.

GPA continues to strengthen its partnership with innovation ecosystems, with more than 100 active startups in GPA Labs’ portfolio. More than 40 multidisciplinary squads are working to deliver various improvements over the coming months, with initiatives fully aligned and integrated with our digital platform. We currently have over 450 professionals fully dedicated to GPA’s digital development.

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Sales Performance

Strong growth in the online channel and supermarket and Proximity formats

GROSS REVENUE	1Q21/1Q20
(R$ million)	Selling	% Stores total	Same stores (3)	Covid Impact	Same stores (3) ex Covid Impact
GPA Brazil(1)	7,135	-2.8%	0.3%	-2.9%	3.2%
Extra Hiper	2,820	-7.2%	-3.9%	-3.3%	-0.5%
Pão de Açúcar	1,898	-3.5%	-1.0%	-5.4%	4.4%
Mercado Extra / Compre Bem	1,310	2.3%	5.0%	-2.5%	7.5%
Proximity	525	34.1%	37.9%	-4.1%	42.0%
Gas Stations and Drugstores	495	-16.4%	-9.7%	7.5%	-17.2%
Other businesses (2)	88	25.8%	n.d.	n.d.	n.d.
GPA Brazil ex gas stations & drugstores(1)	6,640	-1.6%	1.1%	-3.9%	5.0%

(1) GPA Brazil’s figures do not include the results of Stix Fidelidade, Cheftime and James Delivery.

(2) Revenue from lease of commercial centers.

(3) In order to reflect the calendar effect, we added 80 bps at GPA Brazil and 70 bps at GPA Brazil ex gas stations and drugstores in 1Q21.

GPA Brazil’s total sales reached R$7.1 billion in 1Q21, positively impacted by the following key factors: (i) evolution of GPA’s Digital Platform, with 137% year-on-year growth in online sales and increase in penetration to 5.7% in the food category, as well as continued use of the omnichannel strategy as a driver of growth in the share of wallet; (ii) evolution of converted supermarket formats; and (iii) impressive growth in the Proximity formats, fueled by the performance of Minuto Pão de Açúcar and the success of the Aliados program, with continued expansion in the number of partners. It’s important to mention the growth of ‘same store sales’ excluding gas station and drugstore of +7.6% in GPA Brazil comparing to 1Q19, when there was no pandemic.

In the quarter, sales were impacted by challenges mainly related to the macroeconomic context and the Covid-19, such as (i) a strong comparison base in March 2020, as consumers were stocking up on supplies at the beginning of the pandemic; (ii) end of emergency aid payments in the quarter; (iii) strict restrictive measures imposed by local governments, including the closure of stores on weekends, reduced working hours and prohibition of sale of some non-essential categories (home appliances, kitchen utensils, textile and alcoholic beverages among others); (iv) cancellation of Carnival and related sales dynamics; (v) 41 stores closed during 2020 as part of the portfolio optimization process, with a negative impact of 210 bps on the quarter's performance, and (vi) an unfavorable calendar effect, since 1Q20 had one extra day (February 29, a Saturday nonetheless) compared to 1Q21.

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Hypermarkets

Extra Hiper

The hypermarket segment underwent a major transformation in recent years, with adjustments in the store portfolio through conversions and closures, ending 2020 with a 24% share of GPA’s consolidated revenue. In the second half of 2020, GPA developed a model that aims to strengthen its value proposition through (i) competitive prices in mass consumption categories, operating with constantly lower prices and fewer promotions and (ii) exploration of the format’s differential advantages by improving quality and customer service in the perishables areas and specializing the assortment of non-food products.

At the end of 1Q21, 45 of the 103 Extra Hiper stores were already operating under the new concept, and 22 stores were repositioned in the quarter. It is worth noting that the stores repositioned until then recorded a sales performance higher than that of other stores. According to the plan, all the stores in this format will be repositioned by the end of 3Q21. We can also see an increase in the banner’s e-commerce sales, which reached penetration peaks of 5.5%.

Restrictions on store operations had a negative impact on the banner’s performance, as most stores had some kind of restriction, in particular 32 stores with more stringent restrictions, especially in non-essential sectors, including electronics. Excluding the impact of the pandemic, the performance of the banner was almost stable at -0.5% on a same-store sales basis.

Premium Supermarkets

Pão de Açúcar

Pão de Açúcar, GPA’s premium supermarket banner, has been improving over the last three years, in line with changes in customer profile and consumption. The latest store concept, or seventh generation (G7), features a store with a wide assortment of products, ranging from basic to highly sophisticated; health items and unique ready-to-eat and ready-to-go solutions; specialized customer service in the butcher, bakery, rotisserie and wine sections; a more social environment with living and interaction spaces and cafes; and a frictionless shopping experience thanks to digital technology.

Of the 182 Pão de Açúcar stores, distributed in 13 Brazilian states, 46 have already been renovated under the G7 concept. Still in 2021, we will roll out the main successful concepts of the model in the other Pão de Açúcar stores, strengthening the prominence of fresh products. The store opening plan should be resumed in the second half of 2021, with 50 new stores planned for the next three years, 5 of which as early as 4Q21. We also continued to expand new management projects and operational automation, including self-checkout models, reaching 48 stores at the end of 1Q21, with plans to reach a total of 57 stores at the end of 2Q21.

It is also worth noting the important contribution of e-commerce and G7 stores, which continued to outperform the other stores. Pão de Açúcar’s online sales grew 128% - reaching penetration peaks of 15% in the quarter. The recent partnerships should contribute to accelerate the sales of Pão de Açúcar.

The banner’s sales were impacted by the effects of the Covid-19 pandemic, in particular changes in the habits of increasingly digitalized consumers and the migration of customers from large cities (to the countryside and the seacost region). Excluding the effects of Covid-19, Pão de Açúcar sales grew 4.4%, led by growth in stores located in coastal regions, which posted a substantial increase of approximately 14% in sales.

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Mainstream Supermarkets

Compre Bem and Mercado Extra supermarkets performed well in the quarter as a result of the success of the formats’ value proposition with their target audience. Same-store sales increased 7.5%, excluding the Covid impact.

Mercado Extra

The quarter marked the conclusion of the conversion of Extra Super stores into Mercado Extra, which began around three years ago, with the conversion of the 6 last stores (2 of which in April), totaling 147 stores in 6 states. The changes include new layout, product mix and visual identity that have pleased C and D class customers. Service quality and better customer service are also requirements of the Mercado Extra concept, which also has competitive prices and a wide assortment of GPA private label brands, such as Qualitá, Taeq and Nous, representing 25% of Mercado Extra’s sales.

Mercado Extra continues to accelerate the integration of its units into Extra’s food e-commerce operation. The Express model, which ensures deliveries in up to 4 hours after the order confirmation, went from 10 stores in 1Q20 to 57 Mercado Extra stores in 1Q21. In addition, last-mile sales also accelerated significantly.

Compre Bem

Compre Bem is a local supermarket operation launched in 2018, as a result of the conversion of Extra Super stores. The format has important differential advantages in the perishables category, especially in the fruits and vegetables, bakery and butcher sections, with assortment and services appropriate to the needs of consumers in the neighborhoods where the stores are located. The chain has 28 stores, most of which are located in São Paulo state outside the state capital.

In 1Q21, the banner recorded impressive double-digit growth in sales, as a result of the success of the format’s value proposition, despite the strong comparison base (13 stores operating for 2 years and 15 stores operating for 1 year under the new format). In 2021, the banner’s main strategies are i) IT systems and commercial integration and ii) consolidation of the model in all the cities where it operates, as part of an ongoing operational efficiency process.

Proximity

GPA’s Proximity formats continued to record substantial sales growth of 37.9% this quarter, despite the pressure on stores near offices and more stringent circulation restrictions. Excluding the impact of the pandemic, the performance of the banner was 42.0% on a same-store sales basis. As a result, it reached the mark of 11 consecutive quarters of double-digit sales growth.

Minuto Pão de Açúcar and Mini Extra

Minuto Pão de Açúcar is GPA’s premium Proximity format; it offers a unique assortment in an environment that combines practicality, convenience and quality, as well as personalized services and customer service.

GPA intends to resume growth in the Minuto format in the second half of 2021, inaugurating 100 new Minuto units over the next 3 years, approximately 20 of which scheduled for 2021. It is worth noting that the Proximity formats have an exclusive Distribution Center, located in São Paulo, which ensures the necessary agility in product replacement for these formats.

Aliados Mini Mercado Program

The Aliados Mini Mercado program is GPA’s B2B business model to supply neighborhood stores, such as grocery stores and other commerce channels that wish to boost their operations through a partnership with GPA. Focused on São Paulo and served by the Distribution Center of the Proximity formats, optimizing costs and logistics routes, the model recorded substantial year-on-year growth of 2.7x, reaching around 1,200 partners in 1Q21 (+37.5% over 1Q20).

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Private Label Brands

At the moment, our private label portfolio is composed of the following brands: Quality (day-to-day items, focused on food), Taeq (healthy food), Casino (imported and differentiated products), Cheftime (ready-to-eat solutions, take away or prepare, in addition to gastronomic kits), Club des Sommeliers (wine of different nationalities), Fábrica 1959 (craft beer), Finlandek (household items) and, more recently, Nous (beauty products).

With great untapped potential in Brazil, the private label brands represent one of the main strategic aspects for building customer loyalty and increasing customer traffic at our stores. We already have a food assortment of around 5,200 SKUs.

In 1Q21, the share of private label brands reached 20.9%, and ticket penetration data were very positive: around 80% of our customers acquire at least one private label brand product.

Grupo Éxito Digital Strategy

Grupo Éxito’s digital strategy continued to present solid positive sales results, with growth in online sales, in addition to the establishment of partnerships with last-mile carriers and stronger positioning with loyalty programs.

We describe below the main details of the omnichannel and digital transformation strategies adopted by Grupo Éxito in all the countries where it operates. The variations below considers local currency excepted when indicated.

Colombia

Omnichannel sales grew 118% in 1Q21 and accounted for 13.0% of sales (vs. 5.7% in 1Q20). Orders increased 60% year on year, totaling 2 million. The omnichannel performance reflected a strong and profitable platform that already covers Grupo Éxito’s three segments in Colombia and fully meets customer preferences.

Éxito.com and carulla.com recorded a 2.1x expansion in 1Q21 sales, increasing by 45.8% the number of visits.

The marketplace accounted for 14% of total omnichannel sales, mainly represented by non-food categories, such as electronics, household items and apparel. In 1Q21, the business unit recorded a 1.5x increase in GMV, with around 18,000 units sold (1.8x vs. 1Q20). The Company continues to strengthen the functionalities of its platform while including its ecosystem and capabilities to develop and strengthen this business unit.

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The last-mile and home-delivery services reached 2 million orders, driven by the group’s own capacity and the partnership with Rappi. In 1Q21, orders served through Grupo Éxito logistic platform grew 2.8x in the food and non-food categories.

The Company also innovated in omnichannel proposals, such as the Click/Call & Collect service and last-mile delivery in the three low-cost banners, Super Inter, Surtimax and Surtimayorista.

The Éxito and Carulla apps complement other initiatives integrated into the Company’s business ecosystem, such as the Puntos Colombia loyalty program, Tuya Pay and the sale of insurance policies. The apps included additional developments, such as smart shopping lists and a virtual line for customers at the store. Both apps exceeded 1.3 million active downloads in 1Q21 (+28.7%), 1.5 million tickets and 1.0 million discounts were activated in “My Discount” functionality. The “Misurtii” app also contributed to digitalizing food sales, especially in the “mom & pop” category.

Grupo Éxito continues to implement improvements in contactless technology, customer service, data analytics, logistics, supply chain, and HR management in line with the strategy designed for 2021-2023. In addition, the Company continued to promote the loyalty coalition: Puntos Colombia, a loyalty program with over 100 partners, enabled around 1.7 million customers to redeem more than 6,600 million points in 1Q21, of which Éxito accounted for 76%. The Company focused its efforts on continuing to consolidate its marketplace integrated into Grupo Éxito’s ecosystem (Apps, VIVA tenants, travel, insurance, mobile, etc.).

Other complementary businesses include omnichannel sales of VIVA malls, strengthened by Viva Online, Click & Collect and its own delivery service; the TUYA financial business; the mobile business unit, which continues to grow, driven by online channels and integration with the company's ecosystem; and the travel business unit.

Uruguay

In Uruguay, the operation continued to strengthen its digital channels in 1Q21 to respond with agility to consumers’ needs. Therefore, omnichannel sales grew 1.3x vs. 1Q21 and accounted for 3.3% total sales (+90 bps. vs. 2020).

In e-commerce, 1Q21 online sales grew 1.6x and accounted for 1.3% of total sales (+50 bps vs. 1Q20). In home delivery, sales went up 1.5x in 1Q21 and deliveries totaled 57,000 (vs. 30,500 in 1Q20). The Click & Collect service is available in 41 stores and totaled around 5,400 orders (vs. almost 4,000 in 1Q20). The app, in turn, reached 55,000 downloads and 5,000 orders were sent in the quarter.

In addition, Grupo Éxito selected seven startups for mentoring and currently works on initiatives focused on sustainability, last mile, logistics and innovation.

Argentina

The operation in Argentina continued to strengthen its digital initiatives, and omnichannel sales accounted for 1.9% of total sales and the website had over 935,000 visits.

The Click & Collect/Click and Carry service was implemented in 15 stores, totaling 12,800 orders in the quarter. In the last-mile & home-delivery services, we entered into a partnership with Rappi and Pedidos Ya. Therefore, the last-mile service was implemented in 21 stores in 1Q21 (11 hyper and 10 Proximity stores). Sales increased 6.2x over the same period in 2020 and 407,000 units were sold through more than 43,000 orders (+5x vs. 1Q20).

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Sales Performance

GROSS REVENUE		1Q21/1Q20
(R$ million)	Selling	% Stores total	% Stores Total Constant Currency	Same stores (2)	Covid Impact	Same stores (2) ex Covid Impact
Grupo Éxito	6,571	14.4%	-2.6%	-2.7%	-7.2%	4.5%
Colombia	5,019	18.0%	-3.6%	-3.9%	-6.0%	2.1%
Éxito	3,440	19.8%	-2.2%	-2.7%	-4.9%	2.3%
Carulla	687	15.3%	-5.8%	-4.8%	-8.7%	3.9%
Low Cost and other businesses (1)	892	13.5%	-7.3%	-8.6%	-21.9%	13.3%
Uruguay	1,148	8.9%	-3.6%	-4.3%	-9.6%	5.2%
Argentina	405	-7.4%	17.5%	20.7%	-14.8%	35.6%
Grupo Éxito ex gas stations	6,507	14.4%	-2.6%	-2.7%	-7.2%	4.5%

(1) Includes the Surtimayorista, VIVA, Aliados and Other Businesses formats.

(2) Same-store sales performance:

- Considers growth at a constant exchange rate; and

- In order to reflect the calendar effect, we added 30 bps at Grupo Éxito (10 bps in Colombia, 80 bps in Uruguay and 110 bps in Argentina)

Grupo Éxito's total sales totaled R$ 6.6 billion in the quarter, an increase of 14.4%. This growth includes a positive exchange rate impact, reflecting the appreciation of the Colombian peso in relation to the real. At constant exchange rates, Grupo Éxito's total sales decreased by 2.6%, which can be attributed mainly to the strong comparison base of 1Q20, when sales were driven by the stocking movement of consumers in the three countries where Grupo Éxito operates, started in the second half of March, in addition to greater restrictions to combat Covid-19, including the temporary closure of stores in the quarter. In the 'same stores' concept, the Grupo Éxito presented a drop of 2.7%. However, excluding Covid's impact, 'same store' sales grew by 4.5% in the quarter. Compared to 1Q19, when the pandemic did not exist, ‘same store’ sales excluding gas station grew by 9.0%.

Colombia

Éxito

The Éxito banner comprises hypermarkets, supermarkets and express stores, mostly located in large urban areas in Colombia. These stores provide a broad range of products, including food and non-food categories, and are set up like department stores.

Éxito Wow is an innovative model that allows digitally connected hypermarkets to integrate digital channels and brick-and-mortar services provided by Éxito with other services, including banking services, co-working areas, gourmet food courts, omnichannel areas, among others. This model was rolled out to 11 stores, which accounted for 23% of total sales and grew 900 bps faster than the other stores.

The 1Q21 performance was impacted by an increase in store closures, mobility restrictions and lockdowns in the quarter in the main cities, in addition to a strong comparison base in 1Q20, as consumers were stocking up on supplies at the beginning of the pandemic, in mid-March. However, these impacts were partially offset by the Éxito Wow performance, growth of non-food category and “Éxito’s Anniversary” event.

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Carulla

Carulla is a premium banner that comprises supermarkets and express stores, mostly located in the major cities in Colombia.

Carulla FreshMarket is an innovative model designed to strengthen the fresh products category, focusing on quality, as well as renovating the store layout. This model includes digital initiatives, such as apps, improved customer service experience and a greater supply of key items, such as wine, pasta, cheese and coffee, mainly.

The 1Q21 performance was impacted by more stringent restrictions in the main stores of the banner, in Bogotá and Medellín, which offset (i) the strong contribution of omnichannel sales and (ii) the performance of the 14 Carulla FreshMarket stores, whose sales grew at a pace 750 bps faster than the other stores and accounted for approximately 31.6% of Carulla banner’s total sales in 1Q21.

Low Cost and other businesses

In 1Q21, performance was impacted by (i) lockdowns in the hotel sector and significant store closures in the main markets of the banners, especially in January, due to the pandemic, (ii) the strong comparison base in 1Q20 as consumers were stocking up on supplies due to Covid-19 as of mid-March 2020, as well as the sale of properties, and (iii) store base optimization with some closures and remodeling.

Surtimax and Super Inter: low-cost supermarkets, providing a full supply of basic-need items, high-quality meat, fresh fruit and vegetables, and a broad range of bulk grains at low prices. These stores have a regional approach, providing products in accordance with the local consumer needs.

Surtimayorista: the banner that has been operating in the cash-and-carry segment in Colombia for more than three years, focusing on selling products to both retail and institutional consumers, such as food retailers (including restaurants, pizza parlors and diners), conventional retailers (such as grocery stores and local supermarkets) and end customers (including schools, small businesses, churches and hospitals). It provides more than 2,100 grocery items, perishable foods, beverages, packaging, personal care and cleaning products, and others. The banner comprises 34 stores and has been increasing its portfolio by both opening new stores and converting Surtimax and Super Inter low-cost format stores.

Other businesses: Grupo Éxito’s purpose is to play a leading role by fostering innovation and integrating businesses into a comprehensive ecosystem, including (i) services; (ii) complementary businesses, such as real estate, credit card, travel services, insurance, mobile and money transfer; and (iii) royalties, financial services, marketing and others.

Uruguay

Sales performance in the country was strongly affected by the strong comparison base in 1Q20, as consumers were stocking up on supplies due to Covid-19, the closure of borders during the holiday period and a decline in traffic in the main cities. The positive highlights were the solid growth in omnichannel sales (1.3x vs. 2020), with a higher share of sales compared to 2020, and growth in non-food sales.

Argentina

Amid the country’s difficult scenario, Libertad sales were negatively influenced by (i) a strong comparison base in 1Q20, mobility restrictions and curfews, (ii) expansion of the policy of restricting price increases, and (iii) import restrictions. The Libertad banner reduced its promotional activities to protect cash in a challenging competitive market.

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Financial Performance

GPA BRAZIL

(R$ million)	GPA Brazil (1)
	1Q21	1Q20	Δ
Gross Revenue	7,135	7,342	-2.8%
Net Revenue	6,574	6,769	-2.9%
Gross Profit	1,696	1,699	-0.2%
Gross Margin	25.8%	25.1%	70bps
Selling, General and Adm. Expenses	(1,203)	(1,274)	-5.6%
% of Net Revenue	18.3%	18.8%	-50bps
Equity Income	15	28	-46.1%
Adjusted EBITDA (2)	538	485	10.9%
Adjusted EBITDA Margin (2)	8.2%	7.2%	100bps

(1) GPA Brazil’s figures do not include the results of other businesses (Stix Fidelidade, Cheftime and James Delivery).

(2) Earnings before Interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

GPA Brazil’s Gross Profit totaled R$1.7 billion, and gross margin was 25.8% (up 70 bps over 1Q20), chiefly due to more efficient commercial dynamics and the optimization of logistics costs.

Selling, General and Administrative Expenses totaled R$1.2 billion, representing 18.3% of net revenue, down significant 50 bps, as a result of the Company’s ongoing expense control, driven by an improvement in operational productivity in stores and distribution centers and the optimization of marketing expenses.

Equity income totaled R$15 million, reflecting the Company’s 18% interest held in FIC (Financeira Itaú CBD). The year-on-year decrease is due to the transfer of 50% of the Company’s interest to Sendas, as a result of a spin-off (in 1Q20, the Company held a 36% interest).

As a result of these impacts, GPA Brazil’s Adjusted EBITDA reached R$538 million, up 10.9% over 1Q20, and EBITDA margin increased 100 bps to 8.2%. This reinforces the importance of the portfolio transformation, the evolution of the digital initiatives and strict control of expenses.

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GRUPO ÉXITO

(R$ million)	Grupo Éxito
	1Q21	1Q20	Δ
Gross Revenue	6,571	5,742	14.4%
Net Revenue	5,866	5,095	15.1%
Gross Profit	1,539	1,242	23.9%
Gross Margin	26.2%	24.4%	180bps
Selling, General and Adm. Expenses	(1,105)	(945)	16.9%
% of Net Revenue	18.8%	18.5%	30bps
Equity Income	20	(29)	n.d.
Adjusted EBITDA (1)	484	289	67.4%
Adjusted EBITDA Margin (1)	8.2%	5.7%	250bps

(1) Earnings before Interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses).

Grupo Éxito’s Gross Profit totaled R$1.5 billion, and gross margin was 26.2% (up 180 bps over 1Q20), benefiting from revenue related to Viva Malls’ real estate development division, as a result of the final delivery of 2 projects (Viva Envigado and Viva Tunja). This division is responsible for developing projects, managing construction works and leasing the properties. The retail operation’s gross margin increase 20 bps compared to 1Q20.

Selling, General and Administrative Expenses totaled R$1.1 billion, up 16.9%. In local currency, expenses decreased year on year, driven by cost control initiatives implemented over the past 12 months, mainly focused on increasing productivity and optimizing marketing expenses.

Equity Income totaled R$20 million in 1Q21, reflecting the results of the Company’s 50% interest in “Puntos Colombia” and the finance company “Tuya” (both of them joint ventures with Bancolombia).

As a result of these impacts, Adjusted EBITDA reached R$484 million, up 67.4% over 1Q20, and EBITDA margin was up 250 bps, to 8.2%.

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OTHER OPERATING REVENUE (EXPENSES)

“Other Income and Expenses” decreased sharply, from R$ 214 million in 1Q20 to R$ 60 million in 1Q21, and are related to restructuring expenses in both GPA Brazil (R$ 44 million) and Grupo Éxito (R$ 16 million).

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ million)	1Q21	1Q20	Δ
Financial Revenue	40	61	-34.9%
Financial Expenses	(148)	(166)	-10.9%
Cost of Debt	(62)	(92)	-32.8%
Cost of Receivables Discount	(11)	(15)	-26.1%
Other financial expenses	(74)	(56)	33.1%
Net exchange variation	(1)	(3)	-73.5%
Net Financial Revenue (Expenses)	(108)	(105)	3.0%
% of Net Revenue	-0.9%	-0.9%	0bps
Interest on lease liabilities	(183)	(165)	11.2%
Net Financial Revenue (Expenses) - Post IFRS 16	(291)	(270)	8.1%
% of Net Revenue - Post IFRS 16	-2.3%	-2.3%	0bps

GPA’s consolidated net financial result was an expense of R$291 million, equivalent to 2.3% of net revenue and stable year on year. Excluding interest on lease liabilities, this expense amounted to R$108 million, 0.9% of net revenue – also in line with 1Q20.

The main changes in the financial result were as follows:

●	Financial revenue decreased, mainly due to a lower CDI (Interbank Deposit Rate) compared to 1Q20;
●	Financial expenses (including cost of receivables discount) reached R$148 million in 1Q21 (compared to R$166 million in 1Q20), mainly as a result of a decrease in the cost of debt and discount of receivables, due to lower interest rates.

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NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	1Q21	1Q20
Short Term Debt	(2,974)	(5,137)
Loans and Financing	(366)	(2,175)
Debentures	(2,608)	(2,963)
Long Term Debt	(5,760)	(12,222)
Loans and Financing	(4,259)	(1,428)
Debentures	(1,501)	(10,793)
Total Gross Debt	(8,734)	(17,359)
Cash and Financial investments	3,891	6,152
Net Debt	(4,843)	(11,207)
Adjusted EBITDA(1)	2,798	4,315
On balance Credit Card Receivables not discounted	126	433
Net Debt incl. Credit Card Receivables not discounted	(4,717)	(10,774)
Net Debt incl. Credit Card Receivables not discounted / Adjusted EBITDA(1)	-1.7x	-2.5x

(1) Last twelve months Adjusted EBITDA (pre-IFRS 16).

(2) Debt and EBITDA figures for March 31, 2020 include Assaí’s results.

Consolidated GPA’s net debt including not discounted receivables reached R$4.7 billion in 1Q21, down R$6.1 billion, of which R $ 5.8 billion related to the deconsolidation of cash and carry operations and R$ 250 million from operating generation from continuing activities. Thus, the Company maintains its leverage at a low level, with a -1.7x net debt/Adjusted EBITDA ratio, and a strong R$3.9 billion cash position.

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INVESTMENTS

(R$ million)	Consolidated
	1Q21	1Q20(1)	Δ
New stores and land acquisition	13	27	-52.5%
Store renovations, conversions and maintenance	92	107	-13.6%
IT, Digital and Logistics	86	159	-46.2%
Total Investments GPA Brazil	191	293	-34.9%
Total Investments Grupo Éxito	140	82	71.8%
Total Investments Consolidated	331	375	-11.7%

(1) Does not consider Assaí in 2020

Capex totaled R$ 331 million in 1Q21, of which R$ 191 million in Brazil and R$ 140 million in the Grupo Éxito.

In Brazil, investments are concentrated in store renovations/conversions, innovation and acceleration of digital transformation projects, including systems, marketplace and last milers, IT infrastructure and logistics and other efficiency improvement projects.

In the Grupo Éxito, near to 50% of capex was allocated to innovation, omnichannel and digital transformation activities during the period and the remainder to maintenance and support of operational structures, IT systems updates and logistics.

BREADOWN OF STORE CHANGES BY BANNER

In 1Q21, 4 Extra Super stores were converted into Mercado Extra, 1 Minuto Pão de Açúcar store was opened and 1 Éxito Wow store was converted in Colombia.

	4Q20	1Q21
	Stores	Openings	Openings by conversion	Closing	Closing to Conversion	Stores	Sales Area ('000 sq. m.)
GPA Brazil	873	1	4	-	-4	874	1,195
Pão de Açúcar	182	-	-	-	-	182	234
Extra Hiper	103	-	-	-	-	103	638
Extra Supermercado	6	-	-	-	-4	2	2
Mercado Extra	141	-	4	-	-	145	163
Compre Bem	28	-	-	-	-	28	33
Mini Extra	150	-	-	-	-	150	37
Minuto Pão de Açúcar	86	1	-	-	-	87	21
Other business	177	-	-	-	-	177	66
Gas stations	74	-	-	-	-	74	59
Drugstores	103	-	-	-	-	103	8

Grupo Éxito	629	-	1	-14	-2	614	1,026
Colombia	513	-	1	-14	-2	498	829
Uruguay	91	-	-	-	-	91	92
Argentina	25	-	-	-	-	25	106
Total Group	1,502					1,488	2,221

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ESG

Agenda for society and the environment

GPA Brazil has made a commitment to being a mobilizing agent in the construction of a new social, environmental and governance agenda for a more inclusive and sustainable society. This objective is intrinsic and interconnected to its business model.

Based on drivers such as (i) our stakeholders’ material social and environmental issues, (ii) Casino Group's global guidelines and commitments and (iii) the UN Sustainable Development Goals (SDGs), we have prioritized and designed our sustainability strategy, which is based on minimizing social and environmental risks and creating value for our stakeholders based on the following cornerstones:

o	Promotion of diversity and inclusion (SDGs 1, 5, 8 and 10);
o	Social impact and promotion of opportunities (SDGs 1, 2, 4, 8, 10 and 17);
o	Fight against climate change (SDGs 2, 7, 12, 13 and 17);
o	Value chains committed to the environment, people and animal welfare (SDGs 2, 3, 8, 10, 12, 13, 15 and 17); and
o	Integrated management and transparency (SDGs 8, 15, 16 and 17).

In order to support these cornerstones, we rely on our top management’s commitment, the engagement of employees and business partners and a consistent governance structure, such as the Sustainability and Diversity Committee, an advisory body to the Board of Directors, to monitor GPA’s sustainability strategy.

Regarding social and environmental initiatives, in the first quarter of 2021, we highlight in GPA Brazil:

o	Promotion of diversity and inclusion: we seek to develop our business based on relationships that reduce inequalities and generate more inclusive opportunities. From this perspective, one of our priority issues is the pursuit of gender equality in leadership positions. In March 2021, we reached 36.6% of women in management positions and above. We continue our strategy of not only hiring, but also developing and recognizing internal talents, in 2021, for the third consecutive year, we launched the Female Leadership Program, which trained 475 employees in the last two years and this year will reach another 390 women who hold positions from analyst to current manager and another 160 employees who are attending new maintenance training. Another priority issue on the diversity agenda is racial equity. In March 2021, 49% of employees self-declared black, a 200 bps increase over the same period last year, reaching 36% of black people in leadership positions.
o	Social impact and promotion of opportunities: as the pandemic intensified social and economic challenges, GPA has reinforced and maintained its commitment and solidarity to the vulnerable population. We believe we can and should be part of a mobilization network together with our customers, employees and organized civil society. In 2021, we will continue to donate essential items, such as food, personal hygiene and cleaning products.
o	Value chains committed to the environment, people and animal welfare: we constantly assess social and environmental risks in the supply chain, both to approve suppliers and product choices, and to encourage innovation and new and more sustainable practices in the production process. We have policies to confront and combat deforestation, including a specific policy for approval of beef purchases, updated in 2020, with approval procedures and criteria for all domestic suppliers in all the Company’s businesses in order to identify the direct origin and ensure compliance with social and environmental criteria. Since the implementation of the policy, 29 suppliers were blocked and all GPA’s current suppliers are authorized to supply the business units only if they are fully applying the policy for all beef lots sent to the Group and if their farms are in compliance with the criteria set out by it. The Social and Environmental Beef Purchasing Policy can be accessed here.

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o	Fight against climate change: as announced at the beginning of the year, we have linked greenhouse gas reduction targets to the variable compensation of our executives, aligning the Company’s leadership with the climate crisis agenda. As a result of our constant efforts to reduce the environmental impacts of our operations, we closed 1Q21 with 325 stores migrated to the free energy market, a 37% increase over the same period last year – this corresponds to 75% of the Company’s energy consumption. We also improved the efficiency of waste management, with a 24% decline in landfill disposal compared to 2020. In addition, we also continue with the strategy to reduce the environmental impact related to waste generation in our operation, closing 1Q21 with a decline of 23% in total waste generation compared to the same period in the previous year.
o	Integrated Management and Transparency: we highlight the adhesion to two multisectoral groups: to the GTPS (Sustainable Livestock Working Group), which GPA had already been a signatory of and returned as a member at the beginning of this year, and the adhesion in February to the Brazil Clima Coalition, Forests and Agriculture.

Grupo Éxito's operation also has the same drivers for its strategy and, through its own sustainability committee, the strategic sustainability axes have been redefined:

o	Zero malnutrition: Through the Éxito Foundation, we will contribute to reaching, in 2030, the first generation with zero chronic malnutrition in Colombia. More than 23,371 children benefited in 1Q21, a monthly average 16% higher than the average for the previous year.
o	Sustainable trade: promoting a value-added relationship with our suppliers and partners, through the promotion of sustainable practices and development support programs.
o	My planet: focus on reducing, mitigating and offsetting the environmental impacts of the operation and contributing to the environmental awareness of our stakeholders. In this regard, we highlight the commitment and support to our customers for the correct disposal and recycling of post-consumer packaging. In 1Q21 we reached 130 tons of recycled waste, 96% higher than the average collected in 1Q20, practically already reaching the total volume recovered in 2020.
o	Healthy living: mobilization of customers, employees and suppliers for healthier lifestyles, through a portfolio offering that generates more quality of life and healthy habits.
o	Our people: Improving the quality of life of our employees by promoting diversity, inclusion and social dialogue.
o	Integrity: integrating performance, through governance, ethics, transparency and respect for human rights: we stand out in this quarter the review of its consultation about the materiality of social and environmental risks, establishing the following priority strategic themes: 1) Fight against climate change, 2) Support to the local economy and inclusive development, 3) Talent attraction, retention and development, 4) Circular economy, 5) Diversity and inclusion and 6) Protection of biodiversity. It also published its 2020 sustainability report (https://www.grupoexito.we.co/es/informe-sostenibilidad-2020.pdf).

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

Balance Sheet BALANCE SHEET
(R$ million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Current Assets	13,650	20,718	7,627	13,931	5,913	6,740
Cash and Marketable Securities	3,891	6,152	2,418	3,454	1,401	2,664
Accounts Receivable	596	980	279	716	312	261
Credit Card	82	433	86	433	-	-
Sales Vouchers and Trade Account Receivable	508	500	141	206	358	292
Allowance for Doubtful Accounts	(48)	(36)	(1)	(5)	(47)	(31)
Resulting from Commercial Agreements	54	83	53	83	1	-
Inventories	6,775	9,713	3,669	6,992	3,103	2,720
Recoverable Taxes	1,538	1,548	784	933	753	614
Noncurrent Assets for Sale	111	1,034	78	982	33	52
Prepaid Expenses and Other Accounts Receivables	740	1,291	398	854	311	429
Noncurrent Assets	36,383	39,377	16,694	23,091	19,614	16,235
Long-Term Assets	4,749	4,828	4,476	4,668	288	167
Accounts Receivables	44	0	39	0	5	-
Credit Cards	44	0	39	0	5	-
Recoverable Taxes	2,930	3,167	2,930	3,167	-	-
Deferred Income Tax and Social Contribution	79	399	64	398	-	(0)
Amounts Receivable from Related Parties	219	100	138	51	110	59
Judicial Deposits	591	794	587	794	3	-
Prepaid Expenses and Others	888	369	718	259	170	108
Investments	1,316	617	785	303	531	314
Investment Properties	3,764	3,248	-	-	3,764	3,248
Property and Equipment	20,275	24,248	9,384	15,166	10,883	9,078
Intangible Assets	6,278	6,436	2,050	2,954	4,148	3,427
TOTAL ASSETS	50,034	60,095	24,322	37,023	25,527	22,975

(*) Considers Assaí in 2020

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

(R$ million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Current Liabilities	15,727	22,422	8,398	14,157	7,162	8,200
Suppliers	7,763	12,038	3,376	8,074	4,367	3,961
Loans and Financing	366	2,608	22	1,155	343	1,453
Debentures	2,608	2,963	2,608	1,985	-	978
Lease Liability	947	920	564	622	382	297
Payroll and Related Charges	814	1,031	483	757	314	269
Taxes and Social Contribution Payable	737	648	359	351	376	296
Dividends Proposed	536	228	257	156	279	72
Financing for Purchase of Fixed Assets	108	133	55	102	52	31
Debt with Related Parties	230	192	115	104	84	61
Advertisement	29	42	28	41	-	-
Provision for Restructuring	16	41	11	7	5	34
Unearned Revenue	260	292	36	189	133	76
Others	1,314	1,286	485	612	825	673
Long-Term Liabilities	17,124	23,735	12,560	14,182	4,562	9,552
Loans and Financing	4,264	1,439	2,967	588	1,297	851
Debentures	1,501	10,793	1,501	4,832	-	5,962
Lease Liability	7,453	7,960	5,412	6,293	2,041	1,668
Financing by purchasing assets	108	-	-	-	108	-
Related Parties	167	-	167	-	-	-
Deferred Income Tax and Social Contribution	1,038	1,230	93	292	944	936
Tax Installments	225	349	218	348	7	1
Provision for Contingencies	1,387	1,313	1,255	1,208	132	106
Unearned Revenue	18	23	18	23	-	-
Provision for loss on investment in Associates	676	561	676	561	-	-
Others	286	65	254	37	33	28
Shareholders' Equity	17,183	13,938	3,364	8,683	13,805	5,223
Attributed to controlling shareholders	14,007	11,240	3,364	8,683	10,629	2,532
Capital	5,650	6,859	5,650	6,859	-	-
Capital Reserves	270	456	270	457	-	-
Profit Reserves	6,250	3,434	(4,393)	877	10,435	2,142
Other Comprehensive Results	1,837	491	1,837	491	194	390
Minority Interest	3,176	2,698	-	-	3,176	2,691
TOTAL LIABILITIES	50,035	60,095	24,322	37,023	25,528	22,975

(*) Considers Assaí in 2020

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

INCOME STATEMENT – 1ST QUARTER OF 2021

R$ - Million	Consolidated (1)			GPA Brazil			Grupo Éxito
	1Q21	1Q20	Δ	1Q21	1Q20	Δ	1Q21	1Q20	Δ
Gross Revenue	13,722	13,095	4.8%	7,135	7,342	-2.8%	6,571	5,742	14.4%
Net Revenue	12,452	11,876	4.9%	6,574	6,769	-2.9%	5,866	5,095	15.1%
Cost of Goods Sold	(9,148)	(8,880)	3.0%	(4,848)	(5,038)	-3.8%	(4,297)	(3,832)	12.1%
Depreciation (Logistic)	(59)	(54)	10.8%	(29)	(32)	-8.8%	(30)	(21)	40.1%
Gross Profit	3,245	2,942	10.3%	1,696	1,699	-0.2%	1,539	1,242	23.9%
Selling Expenses	(1,890)	(1,841)	2.6%	(1,036)	(1,123)	-7.8%	(825)	(702)	17.5%
General and Administrative Expenses	(466)	(401)	16.2%	(168)	(151)	10.6%	(280)	(243)	15.4%
Selling, General and Adm. Expenses	(2,355)	(2,242)	5.1%	(1,203)	(1,274)	-5.6%	(1,105)	(945)	16.9%
Equity Income(2)	(14)	(66)	-78.5%	15	28	-46.1%	20	(29)	n.d.
Other Operating Revenue (Expenses)	(60)	(214)	-71.9%	(44)	(102)	-57.4%	(16)	(111)	-85.3%
Depreciation and Amortization	(488)	(433)	12.8%	(287)	(262)	9.5%	(199)	(170)	17.2%
Earnings before interest and Taxes - EBIT	327	(13)	n.d.	178	88	101.5%	238	(13)	n.d.
Financial Revenue	82	141	-41.7%	27	76	-63.9%	55	65	-16.1%
Financial Expenses	(374)	(411)	-9.0%	(248)	(303)	-18.3%	(125)	(107)	17.2%
Net Financial Result	(292)	(270)	8.1%	(220)	(228)	-3.1%	(71)	(42)	68.8%
Income (Loss) Before Income Tax	36	(282)	n.d.	(43)	(139)	-69.3%	168	(55)	n.d.
Income Tax	92	57	61.6%	124	41	206.0%	(40)	15	n.d.
Net Income (Loss) Company - continuing operations	128	(225)	n.d.	81	(99)	n.d.	127	(41)	n.d.
Net Result from discontinued operations	(1)	106	n.d.	(0)	(6)	-91.3%	(0)	(0)	-97.6%
Net Income (Loss) - Consolidated Company	127	(119)	n.d.	81	(104)	n.d.	127	(41)	n.d.
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	113	(246)	n.d.	81	(99)	n.d.	110	(63)	n.d.
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(1)	106	n.d.	(0)	(6)	-91.3%	(0)	(0)	-97.6%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	112	(140)	n.d.	81	(104)	n.d.	110	(63)	n.d.
Minority Interest - Non-controlling - continuing operations	15	21	-28.2%	-	-	n.d.	17	22	-22.7%
Minority Interest - Non-controlling - discontinued operations	(0)	(0)	-97.6%	-	-	n.d.	(0)	(0)	-97.6%
Minority Interest - Non-controlling - Consolidated	15	21	-28.2%	-	-	n.d.	17	22	-22.7%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	875	474	84.6%	494	382	29.2%	468	178	162.6%
Adjusted EBITDA (4)	935	688	36.0%	538	485	10.9%	484	289	67.4%
Earnings per share	0.42	(0.52)	n.d.	0.30	(0.39)	n.d.	0.25	(0.14)	n.d.

% of Net Revenue	Consolidated (1)		GPA Brazil		Grupo Éxito
	1Q21	1Q20	1Q21	1Q20	1Q21	1Q20
Gross Profit	26.1%	24.8%	25.8%	25.1%	26.2%	24.4%
Selling Expenses	15.2%	15.5%	15.8%	16.6%	14.1%	13.8%
General and Administrative Expenses	3.7%	3.4%	2.5%	2.2%	4.8%	4.8%
Selling, General and Adm. Expenses	18.9%	18.9%	18.3%	18.8%	18.8%	18.5%
Equity Income(2)	0.1%	0.6%	0.2%	0.4%	0.3%	0.6%
Other Operating Revenue (Expenses)	0.5%	1.8%	0.7%	1.5%	0.3%	2.2%
Depreciation and Amortization	3.9%	3.6%	4.4%	3.9%	3.4%	3.3%
Earnings before interest and Taxes - EBIT	2.6%	0.1%	2.7%	1.3%	4.1%	0.3%
Net Financial Result	2.3%	2.3%	3.4%	3.4%	1.2%	0.8%
Income (Loss) Before Income Tax	0.3%	2.4%	0.7%	2.1%	2.9%	1.1%
Income Tax	0.7%	0.5%	1.9%	0.6%	0.7%	0.3%
Net Income (Loss) Company - continuing operations	1.0%	1.9%	1.2%	1.5%	2.2%	0.8%
Net Income (Loss) - Consolidated Company	1.0%	1.0%	1.2%	1.5%	2.2%	0.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.9%	2.1%	1.2%	1.5%	1.9%	1.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	0.9%	1.2%	1.2%	1.5%	1.9%	1.2%
Minority Interest - Non-controlling - continuing operations	0.1%	0.2%	0.0%	0.0%	0.3%	0.4%
Minority Interest - Non-controlling - Consolidated	0.1%	0.2%	0.0%	0.0%	0.3%	0.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.0%	4.0%	7.5%	5.6%	8.0%	3.5%
Adjusted EBITDA (4)	7.5%	5.8%	8.2%	7.2%	8.2%	5.7%

(1) Consolidated figures include the results of other complementary businesses; (2) Equity income includes Cdiscount’s results in the Consolidated figures; (3) Net income after non-controlling interest; (4) Adjusted for Other Operating Revenue and Expenses. (4) Adjusted for Other Operating Income and Expenses.

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CASH FLOW – CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	03.31.2021	03.31.2020
Net Income (Loss) for the period	127	(119)
Deferred income tax	(114)	(97)
Loss (gain) on disposal of fixed and intangible assets	32	114
Depreciation and amortization	548	609
Interests and exchange variation	246	387
Equity Income	14	66
Provision for contingencies	3	27
Share-Based Compensation	7	9
Allowance for doubtful accounts	18	2
Provision for obsolescence/breakage	(19)	-
Appropriable revenue	(91)	(265)
Loss (gain) on write-off of lease liabilities	(21)	(86)
Asset (Increase) decreases
Accounts receivable	51	(287)
Inventories	(151)	(920)
Taxes recoverable	(343)	(329)
Other Assets	(99)	(116)
Related parties	(48)	(11)
Restricted deposits for legal proceeding	(29)	2
Liability (Increase) decrease
Suppliers	(3,766)	(3,071)
Payroll and charges	(95)	39
Taxes and Social contributions payable	168	111
Other Accounts Payable	158	(36)
Contingencies	(24)	(42)
Deferred revenue	47	178
Taxes and Social contributions paid	(117)	-
Net cash generated from (used) in operating activities	(3,498)	(3,835)
Acquisition of property and equipment	(270)	(625)
Increase Intangible assets	(61)	(47)
Sales of property and equipment	11	3
Acquisition of property for investment	(93)	(6)
Net cash flow investment activities	(413)	(675)
Cash flow from financing activities
Increase of capital	-	2
Funding and refinancing	1,015	3,310
Payments of loans and financing	(1,528)	(321)
Dividend Payment	(36)	(17)
Resources obtained from the offering of shares and non-controlling shareholders	7	3
Transactions with minorities	(2)	-
Lease liability payments	(430)	(425)
Net cash generated from (used) in financing activities	(974)	2,552
Monetary variation over cash and cash equivalents	65	156
Increase (decrease) in cash and cash equivalents	(4,820)	(1,802)
Cash and cash equivalents at the beginning of the year	8,711	7,954
Cash and cash equivalents at the end of the year	3,891	6,152
Change in cash and cash equivalents	(4,820)	(1,802)

(*) Considers Assaí in 2020

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Gross Sales by Business
	1Q21%		1Q20%		Δ
GPA Brazil	7,135	99.8%	7,342	99.8%	-2.8%
Extra Hiper	2,820	39.4%	3,041	41.4%	-7.3%
Pão de Açúcar	1,898	26.5%	1,967	26.7%	-3.5%
Mercado Extra/Compre Bem	1,310	18.3%	1,281	17.4%	2.3%
Proximity (1)	525	7.3%	391	5.3%	34.1%
Gas Stations and Drugstores	495	6.9%	592	8.0%	-16.4%
Other Businesses (2)	88	1.2%	70	0.9%	25.8%
GPA (3)	7,151	100.0%	7,353	100.0%	-2.7%

(R$ million)	Breakdown of Net Sales by Business
	1Q21%		1Q20%		Δ
GPA Brazil	6,574	99.8%	6,769	99.8%	-2.9%
Extra Hiper	2,548	38.7%	2,751	40.6%	-7.4%
Pão de Açúcar	1,733	26.3%	1,801	26.6%	-3.7%
Mercado Extra/Compre Bem	1,225	18.6%	1,199	17.7%	2.2%
Proximity (1)	497	7.5%	368	5.4%	35.0%
Gas Stations and Drugstores	492	7.5%	588	8.7%	-16.3%
Other Businesses (2)	78	1.2%	62	0.9%	25.5%
GPA(3)	6,586	100.0%	6,780	100.0%	-2.9%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar and Aliados.

(2) Revenue from lease of commercial centers and delivery.

(3) GPA figures include the results of James Delivery, Stix Fidelidade and Cheftime.

BREAKDOWN OF SALES (% of Net Sales) - GPA BRAZIL

SALES BREAKDOWN	GPA Brazil
(% of Net Sales)	1Q21	1Q20
Cash	47.0%	43.3%
Credit Card	42.7%	47.5%
Food Voucher	10.3%	9.2%

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ITR – Interim Financial Information – March 31,2021 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

APPENDIX Company’s Business:

GLOSSARY

Grupo Éxito: The amounts reported refer to Grupo Éxito's operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Consolidated: The amounts reported refer to the sum of the operations of GPA Brazil, Grupo Éxito and other businesses of the Company (CDiscount, Cheftime, James Delivery and Stix).

Discontinued activities: They refer to Via Varejo operations until May 2019, Assaí operations until December 2020 and other effects related to the write-off of investments.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Brazilian Securities and Exchange Commission (CVM) on October 4, 2012.

Adjusted EBITDA: Adjusted EBITDA is a measure of profitability calculated by excluding Other Operating Revenue and Expenses from EBITDA. Management uses this measure in its analysis as it eliminates nonrecurring expenses and revenue and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●	Numerator: profit for the year adjusted for the dilutive effects of stock options granted by subsidiaries.
●	Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back in the market, as applicable.

Equity instruments that will or may be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement has a dilutive impact on earnings per share.

Same-store growth: All same-store growth mentioned in this document is adjusted for the calendar effect in each period.

Growth and changes: The growth and changes presented in this document refer to changes from the same period in the previous year, unless stated otherwise.

Retail vertical: It corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper”, “Extra Super”, “Mercado Extra", “Minimercado Extra” and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR3” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	Partial spin-off of the Company

At the Extraordinary General Meeting of the shareholders of the Company and Sendas Distribuidora S.A. (“Sendas”), held on December 31, 2020, the partial spin-off of the cash & Carry business (Atacarejo) was approved, concentrated in the Company’s Sendas subsidiary, and the accounting effects were presented in the annual financial statements for 2020, in note 1.1.

1.2.	Impacts of the pandemic on the financial statements Company

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations with the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the risks of virus transmission in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On January 29, 2021, the CVM issued CVM-SNC / SEP Circular Letter No. 01/2021, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their business and disclose the main risks in the financial statements and uncertainties arising from this analysis, observing the applicable accounting standards and circular letter CVM-SNC / SEP No. 02/2020, published on March 10, 2020.

Accordingly, the Company carried out a complete analysis of the financial statements for the year ended December 31, 2020 and updated these analyzes to March 31, 2021, in addition analyzes of the Company's operational continuity. The main themes evaluated were:

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Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

• On December 31, 2020, the Company prepared strategic planning for the next three years and carried out the impairment test of its assets, according to the methodology and assumptions described in notes 7.2, 8.1, 15.1, 16.1 and 16.2 of the financial statements of December 31, 2020. There was no change in the scenario and indicators that denote the need to retake the recoverability test, in the interim financial information for the period ended on March 31, 2021;

• We assessed the realization of the balances of accounts receivable from credit card operators, customers, commercial galleries in our stores, real estate rentals and we understand that there is no need, at this moment, to supplement provisions already registered;

• We evaluate qualitative and quantitative aspects of inventories and do not foresee the need for provision for adjustment to realizable value;

• Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not considered and / or disclosed in these financial statements. The Company is not exposed to significant financing in US dollars; and

• The Company does not, for the moment, foresee additional needs to obtain financing.

In summary, according to the management's estimates and the monitoring of the impacts of the pandemic, there are no other effects that should be recorded in this quarterly accounting information, nor are there any effects on the operational continuity and / or estimates of the Company that would justify changes or registration provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

2.	Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

In the preparation of the individual and consolidated accounting information, Management only released relevant information that would assist the users of this information in making decisions, without the existing minimum requirements being no longer met. In addition, Management states that all relevant information is being disclosed and corresponds to that used in the management of the business.

The individual and consolidated interim financial information for the three months period ended on March 31, 2021 were approved by the Board of Directors on May 05, 2021.

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

The individual and consolidated interim financial information for the quarter ended March 31, 2020 are being restated due to the spin-off of the subsidiary Sendas in compliance with technical pronouncement CPC 31 / IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations; and, due to the conclusion of the purchase price allocation process of the acquisition of Éxito described in note 13 to the 2020 annual financial statements, which resulted in a net negative impact of R$10 on net income for the quarter ended on that date, related to the amortization of assets allocated to the business combination.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The interim accounting information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

The individual interim accounting information, interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2020, approved on February 23, 2021 and therefore should be read in conjunction.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1.New and revised standards and interpretations already issued and not yet in force

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in force:

Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 10 – Consolidated Statements and IAS 28 (Amendments)	Sale or Contrinution of Assets between an Investor and its Affiliate or Joint Venture	Without definition
Changes to IAS 1	Classification of Liabilities as Current or Non-Current	01/01/2023
Changes to IFRS 3	Reference to the Conceptual Framework	01/01/2022
Amendments to IAS 16	Property, Plant and Equipment - Resources Before Intended Use	01/01/2022
Amendments to IAS 37	Onerous Contracts - Cost of Compliance with the Contract	01/01/2022
Annual Improvements to the 2018–2020 IFRS Cycle	Amendments to IFRS 1 - Initial Adoption of International Accounting Standards, IFRS 9 - Financial Instruments, IFRS 16 - Leases, and IAS 41 - Agriculture	01/01/2022

Management is evaluating potential impacts and, at this moment, the adoption of the standards listed above is not expected to have a relevant impact on the Group's financial statements in future periods.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the three months period ended on March 31, 2021 were the same as those adopted in the annual financial statements for 2020, disclosed in note 5.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 6.

		Parent Company		Consolidated
		03.31.2021	12.31.2020	03.31.2021	12.31.2020

Cash and banks - Brazil		99	118	108	131
Cash and banks - Abroad	(*)	120	110	1,515	3,637
Short-term investments - Brazil	(**)	2,136	4,677	2,262	4,784
Short-term investments – Abroad	(***)	-	-	6	159
		2,355	4,905	3,891	8,711

(*) Refers to (i) funds from the Éxito Group, of which R$75 in Argentine pesos, R$382 in Uruguayan pesos and R$938 in Colombian pesos (R$100 in Argentine pesos, R$382 in Uruguayan pesos and R$3,028 in Colombian pesos on December 31, 2020); (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$120 (R$ 127 on December 31, 2020).

(**) They refer to repo and CDB operations, remunerated by the weighted average of 96.70% (96.93% on December 31, 2020) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, in the local currency of each country, equivalent to R$1 in Uruguay and R$5 in Colombia (R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia on December 31, 2020).

7.	Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2020, in note 7.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Credit card companies	49	73	52	76
Credit card companies - related parties (note 11.2)	73	15	74	15
Sales vouchers and trade receivables	82	63	440	488
Private label credit card	41	56	55	71
Receivables from related parties (note 11.2)	16	14	13	13
Receivables from suppliers	53	70	54	71
Estimated losses on Allowance for loan losses (note 7.1)	(1)	(1)	(48)	(43)
	313	290	640	691

Current	274	289	596	686
Noncurrent	39	1	44	5

52

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

At the beginning of the period	(1)	(1)	(43)	(32)
Allowance booked for the period	-	(6)	(15)	(2)
Write-offs of receivables	-	4	11	(1)
Foreign currency translation adjustment	-	-	(1)	-
At the end of the period	(1)	(3)	(48)	(35)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

03.31.2021	688	556	66	55	10	1
12.31.2020	734	574	80	67	8	5

8.	Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2020, in note 8.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Accounts receivable from insurers	13	14	13	14
Receivable from sale of subsidiaries	79	78	79	78
Lease receivables	52	49	190	208
Accounts receivable - Via Varejo (*)	266	266	266	266
Receivables from sale of real estate properties (**)	210	236	266	291
Other	93	101	189	190
Allowance for doubtful accounts on other receivables (note 8.1)	(14)	(11)	(14)	(11)
	699	733	989	1,036
Current	75	109	320	365
Noncurrent	624	624	669	671

(*) With the sale of the investment in Via Varejo, the balance that was in related parties was reclassified to other accounts receivable. The amount of R$266 includes the amount of R$231 corresponding to GPA right to receive the refund of the tax credit from Via Varejo due to the issue related to the exclusion of ICMS from the PIS and COFINS calculation base of its former subsidiary Globex, whose lawsuit has been res judicata, covering the period from 2007 to 2010.

(**) Refers, substantially, to a land purchase and sale agreement signed on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of funds legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), of all land registrations, at the buyer's request and in accordance with the contract, recognized a gain of R$174 to the result, of which R$139 in the second quarter and R$35 in the third quarter. The transaction resulted in the recognition of an amount receivable of R$200, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt.

53

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

At the beginning of the period	(11)	(13)	(11)	(15)
Write-off of other receivables in the period	(3)	-	(3)	-
At the end of the period	(14)	(13)	(14)	(15)

9.	Inventories

The detailed information on inventories was presented in the annual financial statements for 2020, in note 9.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Stores	2,443	2,395	2,504	2,453
Distribution centers	1,155	1,098	1,197	1,134
Inventories – Èxito Group		-	2,984	2,879
Real Estate Inventory – Èxito Group		-	144	142
Allowance for losses on inventory obsolescence and damages (note nº9.1)	(28)	(41)	(54)	(72)
	3,570	3,452	6,775	6,536
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

At the beginning of the period	(41)	(31)	(72)	(95)
Additions	(3)	(41)	(3)	(40)
Write-offs / reversal	16	33	22	40
Foreign currency translation adjustment	-	-	(1)	-
At the end of the period	(28)	(39)	(54)	(95)

54

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2020, in note 10.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

State VAT tax credits - ICMS (note 10.1)	1,347	1,428	1,355	1,435
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	1,942	1,671	1,984	1,710
Social Security Contribution – INSS (Note 10.3)	300	296	303	299
Income tax and social contribution prepayments (*)	23	21	607	462
Other	44	41	49	47
Other recoverable taxes – Éxito Group IVA	-	-	170	130
Total	3,656	3,457	4,468	4,083

Current	736	366	1,538	983
Noncurrent	2,920	3,091	2,930	3,100

(*) Includes Éxito’s amount of R$583 (R$440 on December31, 2020).

10.1.	ICMS expectation schedule
In	Parent Company	Consolidated
Up to one year	503	505
From 1 to 2 years	439	445
From 2 to 3 years	314	314
From 3 to 4 years	42	42
From 4 to 5 years	25	25
More than 5 years	24	24
	1,347	1,355

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, which was prepared considering the future expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information as of March 31, 2021, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown above.

55

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

10.2.	PIS and COFINS expectation schedule

The realization of the PIS and Cofins balance is shown below:

In	Parent Company	Consolidated
Up to one year	153	195
From 1 to 2 years	371	371
From 2 to 3 years	372	372
From 3 to 4 years	378	378
From 4 to 5 years	381	381
More than 5 years	287	287
	1,942	1,984

10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$158, on March 31, 2021 (R$158 on December 31, 2020).

11.	Related parties
11.1.	Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan		Total
	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Board of directors (*)	4,190	4,097	-	-	1,464	1,014	5,654	5,111
Executive officers	10,129	5,000	2,040	2,298	1,586	3,115	13,755	10,413
Fiscal Council	108	-	-	-	-	-	108	-
	14,427	9,097	2,040	2,298	3,050	4,129	19,517	15,524

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

56

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders:
Casino (i)	-	-	-	-	-	-	12	-	(13)	(17)
Euris (i)	-	-	-	-	-	-	1	-	(1)	(1)
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-		-	3	(1)
Novasoc Comercial	-	-	68	68	-	-	1	1	-	1
SCB Distribuição e Comércio	3	2	15	16	1	1	-	-	5	-
Stix Fidelidade	-	-	6	5	10	11	2	-	(28)	-
Cheftime	-	-	33	27	-	-	1	1	-	-
James Intermediação	-	-	54	80	3	4	15	10	(11)	-
GPA M&P	-	-	-	-	-	-	12	13	(1)	-
GPA Logistica	-	-	102	101	1	2	72	70	-	-
Associates:
FIC (iii)	73	15	31	30	9	12	-	-	12	16
Other related parties:
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	118	117	(14)	(7)
Sendas Distribuidora (viii)	-	-	76	41	1	-	180	168	9	38
Casino Group (vii)	13	12	1	-	-	-	-	-	(2)	(2)
Others	--	-	1	1	-	-	-	-	-	-
Total	89	29	387	369	25	30	414	380	(41)	25

57

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders
Casino (i)	-	-	-	-	-	-	12	-	(13)	(17)
Euris (i)	-	-	-	-	-	-	1	-	(2)	(1)
Geant internacional	-	-	-	-	-	-	-	-	-	(2)
Associates
FIC (iii)	74	15	31	31	9	12	-	-	12	32
Puntos Colombia (v)	-	-	39	37	-	-	57	54	(28)	(25)
Tuya (vi)	-	-	56	31	-	-	-	1	6	5
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	124	119	(24)	(15)
Sendas Distribuidora (viii)	-	-	76	42	1	-	183	169	9	-
Casino Group (vii)	13	13	15	12	-	-	20	19	(9)	(10)
Others	-	-	1	1	-	-	-	-	-	-
Total	87	28	218	154	10	12	397	362	(49)	(34)

58

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i)	Casino: Cost Sharing Agreement: Agreement signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris and Casino in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

Agency Agreement: Signed between the Company, Sendas and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

Cost Reimbursement Agreement: Signed between the Company and Casino on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas and Casino International S.A. on December 20, 2004, as edited, to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

Celebration of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company.

Cost Reimbursement Agreement: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

59

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market.
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.
(viii)	Sendas Distribuidora: On December 31, 2020 Sendas ceased to be a subsidiary of the Company. The Company is responsible for the legal proceedings of Sendas Distribuidora before the contribution of Assai’s operations. The Company signed a separation agreement with Sendas Distribuidora, the main terms of which are related to the operational steps for the separation of the activities carried out jointly. In addition, this separation agreement stablishes the rights and responsibilities of indemnity, over which the Company is responsible for expenses related to losses cause by the retail activities prior to the contribution of Assai’s operations, as well as having the right to any related gains.
12.	Investments in subsidiaries and associates
12.1.	Consolidation basis

The detailed information on consolidation have not changed significantly and was presented in the quarter ended March 31, 2021.

The details of the Company's subsidiaries at the end of each period are shown below:

			Participation in investments - %
			03.31.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controladas
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brasil	100,00	-	100,00	-
	Sendas Distribuidora S.A. (“Sendas”) Vide nota nº1.1	Brasil	-	-	100,00	-
	CBD Holland B.V. (“CBD Holland”)	Brasil	100,00	-	100,00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brasil	100,00	-	100,00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brasil	100,00	-	100,00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brasil	100,00	-	100,00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brasil	66,67	-	66,67	-
	James Intermediação S.A. ("James Delivery")	Brasil	100,00	-	100,00	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brasil	79,57	-	79,57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brasil	100,00		100,00	-
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")	Brasil	1,10	98,90	1,10	98,90
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brasil	0,10	99,90	0,10	99,90
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brasil	-	100,00	-	99,90

60

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxemburgo	100,00	-	100,00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Holanda	-	100.00	-	100,00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colômbia	96,57	-	96,57	-
	Éxito Industrias S.A.S.	Colômbia	-	94,59	-	94,59
	Fideicomiso Lote Girardot	Colômbia	-	96,57	-	96,57
	Éxito Viajes y Turismo S.A.S.	Colômbia	-	49,25	-	49,25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colômbia	-	96,57	-	96,57
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colômbia	-	96,57	-	96,57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colômbia	-	96,57	-	96,57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colômbia	-	96,57	-	96,57
	Depósitos y Soluciones Logísticas S.A.S.	Colômbia	-	96,57	-	96,57
	Patrimonio Autónomo Iwana	Colômbia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Malls	Colômbia	-	49,25	-	49,25
	Patrimonio Autónomo Viva Sincelejo	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Villavicencio	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo San Pedro Etapa I	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Centro Comercial	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Viva Laureles	Colômbia	-	39,40	-	39,40
	Patrimonio Autónomo Viva Palmas	Colômbia	-	25,12	-	25,12
	Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colômbia	-	44,33	-	44,33

61

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			03.31.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Spice investment Mercosur	Uruguai	-	96,57	-	96,57
	Larenco S.A.	Uruguai	-	96,57	-	96,57
	Geant Inversiones S.A.	Uruguai	-	96,57	-	96,57
	Lanin S.A.	Uruguai	-	96,57	-	96,57
	5 Hermanos Ltda.	Uruguai	-	96,57	-	96,57
	Sumelar S.A.	Uruguai	-	96,57	-	96,57
	Supermercados Disco del Uruguay S.A. (*)	Uruguai	-	60,35	-	60,35
	Maostar S.A.	Uruguai	-	30,18	-	30,18
	Ameluz S.A.	Uruguai	-	60,35	-	60,35
	Fandale S.A.	Uruguai	-	60,35	-	60,35
	Odaler S.A.	Uruguai	-	60,35	-	60,35
	La Cabaña S.R.L.	Uruguai	-	60,35	-	60,35
	Ludi S.A.	Uruguai	-	60,35	-	60,35
	Semin S.A.	Uruguai	-	60,35	-	60,35
	Randicor S.A.	Uruguai	-	60,35	-	60,35
	Setara S.A.	Uruguai	-	60,35	-	60,35
	Hiper Ahorro S.R.L.	Uruguai	-	60,35	-	60,35
	Ciudad del Ferrol S.C.	Uruguai	-	59,14	-	59,14
	Mablicor S.A.	Uruguai	-	30,78	-	30,78
	Tipsel S.A.	Uruguai	-	96,57	-	96,57
	Tedocan S.A.	Uruguai	-	96,57	-	96,57
	Vía Artika S. A.	Uruguai	-	96,57	-	96,57
	Grupo Disco del Uruguay S.A. (*)	Uruguai	-	60,35	-	60,35
	Devoto Hermanos S.A.	Uruguai	-	96,57	-	96,57
	Mercados Devoto S.A.	Uruguai	-	96,57	-	96,57
	Libertad S.A.	Argentina	-	96,57	-	96,57
	Onper Investment 2015 S.L	Espanha	-	96,57	-	96,57
	Spice España de Valores Americanos S.L.	Espanha	-	96,57	-	96,57
	Marketplace Internacional Éxito S.L	Espanha	-	96,57	-	96,57
	Gelase S. A.	Bélgica	-	96,57	-	96,57

(*) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders' Agreement signed in April 2015, giving Éxito the necessary 75% of votes. This agreement will expire on 30 June 2021 and is currently under discussion.

62

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each period are shown below:

			Equity interests - %
			03.31.2021		12.31.2020
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	33.98	-	33.98
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunisia	-	17.33	-	17.33
	C Chez Vous	France	-	28.56	-	28.56
	Phoenix	France	-	16.99	-	16.99
	C-Shield	France	-	33.87	-	33.87
	C-Payment	France	-	33.87	-	33.87
	MAAS	France	-	33.87	-	33.87
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	17.88
	Bellamar Empreend. e Participações Ltda.(“Bellamar”)	Brazil	50.00	-	50.00	-
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.29	-	48,29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.29	-	48,29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0,18

63

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

12.2.	Breakdown of investments and rollforward:
	Parent Company
	Exito	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2020	10,479	768	314	(592)	10,969
Share of profit (loss) of subsidiaries and associates	104	15	(1)	(73)	(45)
Dividends and interest on own capital	(246)	-	-	-	(246)
Stock options	-	-	-	56	56
Capital increase with property and equipment	-	-	-	13	13
Transfer of participation (*)	(521)	-	-	521	-
Spin-off Posts	-	-	-	5	5
Other movements	(2)	-	-	-	(2)
Share of other comprehensive income	291	-	-	(25)	266
Balances at 03.31.2021	10,105	783	313	(95)	11,106

(*) Transfer of a 5% interest in the capital of the subsidiary Éxito to the subsidiary GPA 2.

	Parent Company
	Sendas	Bellamar	CompreBem	Outros	Total (*)

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit (loss) of subsidiaries and associates	100	28	(9)	(85)	34
Dividends and interest on own capital	-	(12)	-	-	(12)
Stock options	2	-	-	-	2
Capital increase with property and equipment	57	-	-	6	63
Other movements	(11)	-	-	-	(11)
Share of other comprehensive income	549	-	-	(111)	438
Balances at 03.31.2020-Restated	7,792	315	268	(496)	7,879

(*) Includes the effects of uncovered liabilities on the investment on Cnova N.V., Cheftime and GPA Logística of R$676 on March 31, 2021 (R$561 on March 31, 2020 on investment in Cnova N.V., R$20 in James and R$9 in Stix on December 31, 2020).

	Consolidated
	03.31.2021	03.31.2020
		Restated
At beginning of period	659	223
Share of profit of associates – Continuing operations	(14)	(66)
Share of other comprehensive income	(26)	(98)
Capital increase	21	12
Dividends and interest on own capital – continuing operations	-	(15)
Balances at the end of the period	640	56

64

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

13.	Investment properties

The detailed information on property and equipment have not changed significantly and was presented in the annual financial statements for 2020, in note 14.

Consolidated

	Balance at 12.31.2020	Additi-ons	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 03.31.2021

Land	762	-	-	21	19	802
Buildings	2,859	92	(17)	83	(75)	2,942
Construction in progress	18	1	-	1	-	20
Total	3,639	93	(17)	105	(56)	3,764

Consolidated

	Balance at 12.31.2019	Additi-ons	Depreciation	Foreign Currency Translation adjustment	Balance at 03.31.2020
					Restated
Land	656	-	-	41	697
Buildings	2,385	2	(15)	165	2,537
Construction in progress	10	4	-	-	14
Total	3,051	6	(15)	206	3,248

	Consolidated
	Balance at 03.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	802	-	802	762	-	762
Buildings	3,034	(92)	2,942	2,921	(62)	2,859
Construction in progress	20	-	20	18	-	18
Total	3,856	(92)	3,764	3,701	(62)	3,639

65

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2020, in note 15.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Spin-off	Balance at 03.31.2021

Land	586	-	-	-	-	-	-	586
Buildings	743	1	-	(8)	(6)	-	-	730
Leasehold improvements	1,867	19	-	(56)	(1)	42	-	1,871
Machinery and equipment	925	20	-	(42)	-	19	-	922
Facilities	203	-	-	(8)	-	3	-	198
Furniture and fixtures	359	8	-	(16)	-	6	-	357
Construction in progress	108	90	-	-	-	(101)	(11)	86
Others	28	2	-	(2)	-	2	-	30
Total	4,819	140	-	(132)	(7)	(29)	(11)	4,780

Lease – right of use:
Buildings	4,282	-	162	(119)	-	-	-	4,325
	4,282	-	162	(119)	-	-	-	4,325
Total	9,101	140	162	(251)	(7)	(29)	(11)	9,105

(*) Of this amount, the main effects are R$19 to intangibles and R$13 to increase capital with fixed assets (see note 13).

66

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2019	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 03.31.2020

Land	904	-	-	-	-	(188)	716
Buildings	1,026	1	-	(9)	(1)	(132)	885
Leasehold improvements	2,091	26	-	(58)	(7)	(67)	1,985
Machinery and equipment	975	26	-	(43)	(6)	18	970
Facilities	249	1	-	(10)	(1)	(9)	230
Furniture and fixtures	377	17	-	(16)	-	3	381
Construction in progress	119	88	-	-	-	(127)	80
Others	33	4	-	(3)	-	(1)	33
Total	5,774	163	-	(139)	(15)	(503)	5,280

Lease – right of use:
Buildings	3,578	4	158	(104)	(15)	(4)	3,617
	3,578	4	158	(104)	(15)	(4)	3,617
Total	9,352	167	158	(243)	(30)	(507)	8,897

(*) Of this amount, R$402 are transfers to held for sale (see note 32) R$42 for intangibles and R$63 for capital increase with fixed assets (see note 12).

	Parent Company
	Balance at 03.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	586	-	586	586	-	586
Buildings	1,289	(559)	730	1,294	(551)	743
Leasehold improvements	3,831	(1,960)	1,871	3,774	(1,907)	1,867
Machinery and equipment	2,593	(1,671)	922	2,555	(1,630)	925
Facilities	547	(349)	198	544	(341)	203
Furniture and fixtures	1,044	(687)	357	1,031	(672)	359
Construction in progress	86	-	86	108	-	108
Others	153	(123)	30	149	(121)	28
Total	10,129	(5,349)	4,780	10,041	(5,222)	4,819

Lease – right of use:
Buildings	7,581	(3,256)	4,325	7,419	(3,137)	4,282
Equipment	37	(37)	-	37	(37)	-
	7,618	(3,293)	4,325	7,456	(3,174)	4,282
Total	17,747	(8,642)	9,105	17,497	(8,396)	9,101

67

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Additions	Remea- surement	Depreciation	Write-offs	Incorpo- ration	Transfers (*)	Conversion Currency Adjustment	Balance at 03.31.2020

Land	3,540	2	-	-	-	1	(19)	91	3,615
Buildings	4,414	36	-	(37)	(7)	-	30	106	4,542
Leasehold improvements	2,412	19	-	(71)	(7)	4	92	15	2,464
Machinery and equipment	1,769	25	-	(88)	(4)	1	167	20	1,890
Facilities	283	5	-	(12)	-	-	4	4	284
Furniture and fixtures	706	8	-	(38)	(3)	-	6	8	687
Construction in progress	213	296	-	-	-	(9)	(314)	4	190
Other	34	2	-	(3)	-	-	3	-	36
Total	13,371	393	-	(249)	(21)	(3)	(31)	248	13,708

Lease – right of use:
Buildings	6,465	10	226	(212)	(21)	-	-	50	6,518
Equipment	49	-	-	(4)	(1)	-	-	1	45
Land	3	1	-	-	-	-	-	-	4
	6,517	11	226	(216)	(22)	-	-	51	6,567
Total	19,888	404	226	(465)	(43)	(3)	(31)	299	20,275

(*) Of this amount, the main effects are R$31 for intangibles and (R$56) for investment properties.

68

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Balance at 12.31.2019	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers	Foreign Currency translation adjustment	Balance at 03.31.2020
								Restated

Land	3,692	37	-	-	(99)	(304)	164	3,490
Buildings	4,869	22	-	(36)	(224)	(312)	223	4,542
Leasehold improvements	4,441	204	-	(104)	301	(90)	-	4,752
Machinery and equipment	2,281	65	-	(105)	(4)	18	33	2,288
Facilities	580	9	-	(18)	(10)	(24)	8	545
Furniture and fixtures	1,007	34	-	(46)	(2)	18	17	1,028
Construction in progress	275	151	-	-	-	(171)	9	264
Other	74	5	-	(7)	-	4	-	76
Total	17,219	527	-	(316)	(38)	(861)	454	16,985

Lease – right of use:
Buildings	7,023	131	265	(219)	(79)	-	92	7,213
Equipment	45	10	(6)	(3)	-	-	2	48
Land	3	-	-	-	-	-	-	3
	7,071	141	259	(222)	(79)	-	94	7,264
Total	24,290	668	259	(538)	(117)	(861)	548	24,249

(*) Of this amount, R$816 are transfers to held for sale (see note 32) and R$45 to intangibles.

69

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,615	-	3,615	3,540	-	3,540
Buildings	5,404	(862)	4,542	5,219	(805)	4,414
Leasehold improvements	4,912	(2,448)	2,464	4,778	(2,366)	2,412
Machinery and equipment	4,663	(2,773)	1,890	4,438	(2,669)	1,769
Facilities	744	(460)	284	725	(442)	283
Furniture and fixtures	2,002	(1,315)	687	1,966	(1,260)	706
Construction in progress	190	-	190	213	-	213
Other	188	(152)	36	181	(147)	34
	21,718	(8,010)	13,708	21,060	(7,689)	13,371

Lease – right of use:
Equipment	10,340	(3,822)	6,518	10,069	(3,604)	6,465
Equipment	105	(60)	45	105	(56)	49
Land	8	(4)	4	7	(4)	3
	10,453	(3,886)	6,567	10,181	(3,664)	6,517
Total	32,171	(11,896)	20,275	31,241	(11,353)	19,888

14.1.     Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

Additions	140	167	404	668
Lease	-	(4)	(11)	(141)
Capitalized borrowing costs	(1)	(1)	(1)	(7)
Property and equipment financing - Additions	(116)	(195)	(448)	(492)
Property and equipment financing - Payments	117	276	326	597
Total	140	243	270	625

14.2.     Other information

At March 31, 2021, the Company and its subsidiaries recorded in the cost of sales the amount of R$29 in the parent company (R$32 at March 31, 2020) and R$60 in consolidated (R$53 at March 31, 2020) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

70

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

15.	Intangible assets

The detailed information on Intangible assets was presented in the annual financial statements for 2020, in note 16.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Amortization	Transfers	Balance at 03.31.2021

Goodwill	502	-	-	-	502
Commercial rights	47	-	1	-	48
Software and implementation	888	44	(42)	19	909
	1,437	44	(41)	19	1,459
Lease-right of use:
Commercial rights (*)	567	-	(12)	-	555
Software	36	-	(6)	-	30
	603	-	(18)	-	585
Total	2,040	44	(59)	19	2,044

71

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Addi-tions	Amorti-zation	Foreign currency translation adjustment	Transfer	Balance at 03.31.2021

Goodwill	750	-	-	3	-	753
Tradename	3,734	-	-	83	-	3,817
Commercial rights (note 16.2)	47	-	1	-	-	48
Software	1,030	61	(50)	2	31	1,074
	5,561	61	(49)	88	31	5,692
Lease-right of use:
Commercial rights (*)	567	-	(12)	-	-	555
Software	36	-	(5)	-	-	31
	603	-	(17)	-	-	586
Total	6,164	61	(66)	88	31	6,278

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

15.1.     Test for recovery of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2020 according to the method described in note 15 property and equipment, in the financial statements for the year ended December 31, 2020.

The Company monitored the plan used to assess impairment on December 31, 2020 and there were no significant deviations that could indicate indications of loss or the need for a new assessment on March 31, 2021. See considerations regarding the effects of the COVID pandemic. -19 in note nº 1.2.

15.2.     Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

Additions	44	26	61	44
Intangible assets financing - Payments	-	-	-	3
Total	44	26	61	47

72

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)
16.	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2020, in note 18.

16.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Debentures and promissory note
Debentures (note 16.4)	CDI + 1.54% per year	4,109	4,598	4,109	4,598
		4,109	4,598	4,109	4,598

Borrowings and financing
Local currency
Working capital	CDI+2.23% per year	2,699	2,689	2,699	2,689
Working capital	TR + 9.80 % per year	13	13	13	13
Swap contracts (note 17.4)	CDI-0.33% per year	(2)	(2)	(2)	(2)
Unamortized borrowing costs		(12)	(13)	(12)	(13)
		2,698	2,687	2,698	2,687
Foreign currency (note 16.5)
Working capital	USD + 2.27% per year	288	271	288	271
Working capital	IBR 3M + 2.4%	-	-	1,609	1,534
Working capital Argentina	Pré: 30.33%	-	-	16	26
Credit letter		-	-	16	12
Swap contracts (note 17.4)	CDI + 2.0% per year	(2)	12	(2)	12
Swap contracts (note 17.4)	IBR 3M + 2.4%	-	-	-	1
Unamortized borrowing costs		-	-	-	(1)
		286	283	1,927	1,855
Total		7,093	7,568	8,734	9,140

Noncurrent assets		5	11	5	11
Current liabilities		2,630	1,257	2,974	2,309
Noncurrent liabilities		4,468	6,322	5,765	6,842

73

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

16.2.     Changes in borrowings

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	-	1,015
Accrued interest	34	59
Accrued swap	(24)	(24)
Mark-to-market	1	13
Monetary and exchange rate changes	26	26
Borrowing cost	3	3
Interest paid	(65)	(100)
Payments	(450)	(1,414)
Swap paid	-	(14)
Foreign currency translation adjustment	-	30
At March 31, 2021	7,093	8,734

	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions	1,989	3,310
Accrued interest	82	212
Accrued swap	(244)	(302)
Mark-to-market	-	(3)
Monetary and exchange rate changes	247	304
Borrowing cost	3	13
Interest paid	(56)	(262)
Payments	(3)	(58)
Swap paid	-	(1)
Foreign currency translation adjustment	-	39
At March 31, 2020	7,343	17,360

16.3.     Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	2,841	3,250
From 2 to 3 years	851	1,172
From 3 to 4 years	446	745
From 4 to 5 years	169	305
After 5 years	167	299
Subtotal	4,474	5,771

Unamortized borrowing costs	(11)	(11)
Total	4,463	5,760

74

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

16.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	03.31.2021	12.31.2020	03.31.2021	12.31.2020

15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21		-	-	451	-	451
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	162.71% of the CDI	1,008	706	711	706	711
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	163.56% of the CDI	1,027	513	521	513	521
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,008	2,016	2,033	2,016	2,033
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	163.13% of the CDI	1,102,323	882	891	882	891
Borrowing cost							-	(8)	(9)	(8)	(9)
								4,109	4,598	4,109	4,598

Current liabilities								2,608	1,220	2,608	1,220
Noncurrent liabilities								1,501	3,378	1,501	3,378

75

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

16.5.     Borrowings in foreign currencies

On March 31, 2021 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.     Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.     Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in March 2021 was 2.23% (5.44% as of March 31, 2020).

16.8.     Financial covenants

In connection with the issuance of debentures and promissory notes made and part of the foreign currencies loan operations, the Company has an obligation to maintain certain financial ratios. These indices are measured quarterly based on the Company’s consolidated interim financial information prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt with financial institutions less cash and accounts receivable) not exceeding shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.25. As of March 31, 2021, GPA was in default on these indices.

76

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)
17.	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2020, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Financial assets:
Amortized cost
Cash and cash equivalents	2,355	4,905	3,891	8,711
Related parties - assets	387	369	218	154
Trade receivables and other receivables	930	910	1,534	1,614
Others assets	-	-	50	48
Fair value through profit or loss
Financial instruments – Fair value hedge	5	11	5	11
Financial instruments about lease – Fair value hedge	-	-	2	1
Financial instruments on trade payables – Fair value hedge	-	-	13	-
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	82	113	95	113
Others assets	-	-	29	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(247)	(212)	(230)	(194)
Trade payables	(3,286)	(4,876)	(7,763)	(11,424)
Financing for purchase of assets	(55)	(55)	(216)	(100)
Debentures and promissory notes	(4,109)	(4,598)	(4,109)	(4,598)
Borrowings and financing	(2,687)	(2,676)	(4,328)	(4,247)
Lease	(5,973)	(5,958)	(8,400)	(8,372)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(301)	(284)	(301)	(284)
Financial instruments – Fair Value Hedge – liabilities side	(1)	(21)	(1)	(22)
Financial instruments about lease – Fair value hedge – liabilities side	-	-	-	(2)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(1)	(25)
Disco Group put option (*)	-	-	(675)	(636)

(*) See note 17.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

77

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the nine-month ended on March 31, 2021. The capital structure is presented as follows:

	Parent company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Cash and cash equivalents	2,355	4,905	3,891	8,711
Financial instruments – Fair value hedge	4	(10)	18	(37)
Borrowings and financing	(7,097)	(7,558)	(8,738)	(9,129)
Other liabilities with related parties (*)	(127)	(120)	(127)	(120)
Net financial debt	(4,865)	(2,783)	(4,956)	(575)
Shareholders’ equity	(14,008)	(13,695)	(17,184)	(16,807)

Net debt to equity ratio	35%	20%	29%	3%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2021.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,939	4,885	185	8,009
Lease liabilities	1,132	3,821	6,969	11,922
Trade payables	3,286	-	-	3,286
Total	7,357	8,706	7,154	23,217

78

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,312	6,229	370	9,911
Lease liabilities	1,549	5,110	7,968	14,627
Trade payables	7,763	-	-	7,763
Total	12,624	11,339	8,338	32,301

(iii)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2021	12.31.2020	03.31.2021	12.31.2020

Fair value hedge		301	301	301	284
Hedge object (debt)		-	-	-	-

Long position (buy)
Prefixed rate	TR + 9.80% per year	21	21	13	13
US$ + fixed	USD + 2.27 % per year	280	280	288	271
		301	301	301	284
Short position (sell)
	CDI + 1.92% per year	(301)	(301)	(297)	(294)

Hedge position - asset		-	-	5	11
Hedge position - liability		-	-	(1)	(21)
Net hedge position		-	-	4	(10)

Gains and losses on these contracts during the quarter ended March 31, 2021 are recorded as financial expenses, net and the balance payable at fair value is R$4 (receivable from R$10 as of December 31, 2020), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the period ended March 31, 2021 resulted in a gain of R$76 (gain of R$245 as of March 31, 2020).

79

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

17.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.86 on the due date, and the weighted interest rate weighted was 5.10% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Transactions	Risk (CDI variation)	Balance at 03.31.2021	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.03% per year	(12)	(2)	(2)	(2)
Fair value hedge (exchange rate)	CDI+2.00% per year	(285)	(15)	(19)	(23)
Debentures and promissories notes	CDI+1.54% per year	(4,117)	(211)	(264)	(317)
Bank loans	CDI+2.23% per year	(2,699)	(147)	(184)	(221)
Total borrowings and financing exposure		(7,113)	(375)	(469)	(563)
Cash and cash equivalents (*)	96.70% of CDI	2,262	88	111	133
Net exposure		(4,851)	(287)	(358)	(430)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 1.736%.

Scenario II: 0.1736% increase in IBR and for Libor at 90 days an increase of 0.01111%

Scenario III: 0.1736% decrease in IBR and for Libor at 90 days a decrease of 0.01111%

		Maket projection
Transactions	Balance 03.31.2021	Scenario I	Scenario II	Scenario III

Bank loans and swap	1,627	-	(38)	38

80

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

17.3.     Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	03.31.2021	03.31.2021	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	95	95	2
Swaps of annual rate between currencies	2	4	2
Swaps of annual rate	14	12	2
Forward between Currencies	2	2	2
Borrowings and financing (FVPL)	(301)	(301)	2
Borrowings and financing and debentures (amortized cost)	(8,437)	(8,396)	2
Disco Group put option (*)	(675)	(675)	3
Total	(9,300)	(9,259)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in acquisition.

There were no changes between the fair value measurements levels in the quarter ended March 31, 2021.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

81

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

17.4.     Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of New Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular, Banco Occidente and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	03.31.2021	12.31.2020

Debt
USD - BRL	US$ 50	2023	2	(12)
Interest rate - BRL	R$ 21	2026	2	2
Derivatives - Fair value hedge – Retail Brazil			4	(10)

Dividends receivables
COP - BRL	COP 105.000	2021	-	-
			-	-

Lease
USD - COP	US$ 2	2022	2	1
			2	1

Debit
Interest rate - COP	COP 255.833	2021	-	(2)
Interest rate - COP	COP 120.833	2022	-	(1)
			-	(3)

Trade payables
EUR - COP	EUR 3	2021	-	(2)
USD - COP	USD 71	2021	12	(23)
			12	(25)

Derivatives – Éxito Group			14	(27)

82

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2020, in note 20.

18.1.     Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Taxes payable in installments - Law 11.941/09(ii)	221	237	228	244
Taxes payable in installments – PERT (i)	148	151	148	151
ICMS	84	94	87	99
PIS and COFINS	4	5	9	9
Provision for income tax and social contribution	10	10	20	13
Withholding Income Taxo n third parties	2	2	3	2
INSS	5	5	5	5
Other	97	25	97	25
Taxes payable – Éxito Group	-	-	365	285
	571	529	962	833

Current	353	288	737	585
Noncurrent	218	241	225	248

18.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

Consolidated
From 1 to 2 years	63
From 2 to 3 years	73
From 3 to 4 years	29
From 4 to 5 years	12
After 5 years	48
225

83

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

19.	Income tax and social contribution
19.1.	Income tax and social contribution effective rate reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2020, in note 21.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020

Incomet (loss) before income tax and social contribution (continued operations)	(10)	(188)	35	(283)
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries (*)	3	47	(11)	62
Tax penalties	(2)	(3)	(2)	(2)
Share of profit of associates	(11)	9	(13)	(7)
Interest on own capital	114	-	114	-
Tax benefits	-	-	-	3
Other permanent differences	(3)	1	4	2
Effective income tax and social contribution expensive	123	54	92	58

Credit (expense) income tax and social contribution expense for the period:
Current	(2)	1	(22)	(14)
Deferred	125	53	114	72
Credit (expense) income tax and social contribution expense	123	54	92	58
Effective rate	1.230%	28.72%	-262.86%	20.49%

(*) The nominal rate is 34% for subsidiaries located in Brazil, 31% (32% in 2020) for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

84

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

19.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	03.31.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	179	-	179	98	-	98
Provision for contingencies	360	-	360	313	-	313
Goodwill tax amortization	-	(333)	(333)	-	(266)	(266)
Mark-to-market adjustment	-	(5)	(5)	-	(6)	(6)
Technological innovation – future realization	-	(4)	(4)	-	(5)	(5)
Depreciation of fixed assets as per tax rates	-	(170)	(170)	-	(188)	(188)
Unrealized gains with tax credits	-	(485)	(485)	-	(508)	(508)
Net leasing of the right to use	346	-	346	335	-	335
Other	40	(15)	25	14	-	14
Deferred income tax and social contribution assets (liabilities)	925	(1,012)	(87)	760	(973)	(213)

Compensation	(925)	925	-	(760)	760	-
Deferred income tax and social contribution assets (liabilities), net	-	(87)	(87)	-	(213)	(213)

	Consolidated
	12.31.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	619	-	619	514	-	514
Provision for risks	420	-	420	376	-	376
Goodwill tax amortization	-	(560)	(560)	-	(496)	(496)
Mark-to-market adjustment	-	(5)	(5)	-	(6)	(6)
Technological innovation – future realization	-	(4)	(4)	-	(5)	(5)
Fixed assets, tradename and investment property	-	(1,704)	(1,704)	-	(1,681)	(1,681)
Unrealized gains with tax credits	-	(375)	(375)	-	(402)	(402)
Net adjustments of IFRS 16	405	-	405	389	-	389
Cash flow hedge	-	(2)	(2)	11	-	11
Other	40	-	40	29	-	29
Presumed profit on equity of Éxito	207	-	207	237	-	237
Deferred income tax and social contribution assets (liabilities)	1,691	(2,650)	(959)	1,556	(2,590)	(1,034)

Off-set assets and liabilities	(1,612)	1,612	-	(1,556)	1,556	-
Deferred income tax and social contribution assets (liabilities), net	79	(1,038)	(959)	-	(1,034)	(1,034)

85

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	276	226
From 1 to 2 years	57	256
From 2 to 3 years	57	220
From 3 to 4 years	57	226
From 4 to 5 years	57	224
Above 5 years	421	539
	925	1,691

19.3.	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
				Restated
Opening balance	(213)	285	(1,034)	(858)
Credit (expense) for the period - Continued operations	125	53	114	72
Foreigh currency translation adjustment	-	-	(37)	(44)
Others	1	(2)	(2)	(1)
At the end of the period	(87)	336	(959)	(831)

86

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

20.	Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2020 annual financial statements, in note 22.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	13	38	14	65
Payments	-	(14)	(4)	(18)
Reversals	(37)	(14)	(10)	(61)
Monetary adjustment	4	9	7	20
Balance at March 31, 2021	829	299	111	1,239

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	12	32	16	60
Payments	(2)	(15)	(14)	(31)
Reversals	(11)	(16)	(9)	(36)
Monetary adjustment	1	7	5	13
Balance at March 31, 2020	617	244	85	946

87

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

20.2.	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	13	44	21	78
Payments	-	(16)	(8)	(24)
Reversals	(49)	(15)	(11)	(75)
Monetary adjustment	4	9	7	20
Foreign currency translation adjustment	2	-	1	3
Balance at March 31, 2021	907	325	155	1,387

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	12	36	21	69
Payments	(2)	(16)	(24)	(42)
Reversals	(12)	(19)	(11)	(42)
Monetary adjustment	2	9	6	17
Foreign currency translation adjustment	4	1	1	6
Balance at March 31, 2020	845	330	138	1,313

20.3.	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$25 as of March 31, 2021 (R$27 as of December 31, 2020) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$277 (R$292 in December 31, 2020) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

88

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2021 is R$59 (R$60 in December 31, 2020).

Other tax

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on resale of imported products; (vi) other minor issues. The amount accrued for these matters as of March 31, 2021 is R$470 (R$470 as of December 31, 2020).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$76 on March 31, 2021 (R$88 as of December 31, 2020).

20.4.	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2021, the Company recorded a provision of R$325 (R$303 as of December 31, 2020). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2021, the amount accrued for these lawsuits is R$32 (R$34 as of December 31, 2020), for which there are no escrow deposits.

89

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On March 31, 2021 the amount of this provision is R$43 (R$40 on December 31, 2020).

•        The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$39 on March 31, 2021 (R$35 on December 31, 2020).

•        In relation to the provisioned amounts remaining for other civil jurisdiction matters on March 31, 2021, it is R$41 (R$36 on December 31, 2020).

Total civil lawsuits and others as of March 31, 2021 amount to R$155 (R$145 as of December 31, 2020).

20.6.	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$9,941 as March 31, 2021 (R$10,081 in December 31, 2020), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$477, as March 31, 2021 (R$473 as of December 31, 2020). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$655 as of March 31, 2021 (R$575 as of December 31, 2020).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$2,869 as of March 31, 2021 (R$2,940 as of December 31, 2020).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,398, as of March 31, 2021 (R$5,572 as of December 31, 2020), which await a final decision at the administrative and court levels.

90

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$146 as March 31, 2021 (R$143 as of December 31, 2020), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$392 as March 31, 2021 (R$374 as of December 31, 2020).
•	The subsidiary Éxito and its subsidiaries have an amount of R$4 of lawsuits with probability of possible losses on March 31, 2021 (R$4 as of December 31, 2020).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,435 in March 31, 2021 (R$1,432 in December 31, 2020).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of March 31, 2021, the amount involved in tax proceedings is R$463 (R$456 as of December 31, 2020).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of March 31, 2021, the amount involved was R$1,380, of which R$1,347 are tax and R$33 civil and others (R$1,420, of which R$1,378 are tax and R$42 civil and others on December 31, 2020).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2021 the estimated amount, in case of success in all lawsuits, is approximately R$191, of which R$168 for continued operation and R$23 for discontinued operation (R$197, of which R$174 for continued operation and R$23 for discontinued oeration on December 31, 2020).

91

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

20.7.	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Tax	117	121	118	123
Labor	432	397	443	407
Civil and other	24	27	30	33
Total	573	545	591	563

20.8.	Guarantees
	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Tax	751	733	9,706	10,022	10,457	10,755
Labor	-	-	660	613	660	613
Civil and other	9	9	579	558	588	567
Total	760	742	10,945	11,193	11,705	11,935

The cost of letter of guarantees is approximately 0.48% per year of the amount of the lawsuits and is recorded as expense.

20.9.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS, in line with the thesis claimed by the Company.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual lawsuit, resulting in the registration of tax credit in the amount of R$1,609 (of which R$613 in the financial result), net of provisions for installments that, eventually, considered not achievable. The Company made the calculations based on the understanding of its legal advisors. The Company estimates it will be realized the respective tax credit within a period of 5 (five) years.

92

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Likewise, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, pursuant to the association agreement signed between GPA and the Klein family in the transaction that gave rise to Via Varejo. The periods that GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) for the years 2003 to 2010. CBD has already recognized in 2020, based on the documentation analyzed and validated until the moment, R$231 of a credit with Via Varejo. The related gain is recognized in the net result of discontinued operations. In addition, the Company estimates that it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

20.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

20.11.	Via Varejo

The Company ceased to exercise control over Via Varejo during the month of June 2019. As of December 31, 2020, certain relationships previously existing between the Company and Via Varejo were in force when it was part of the Group and was a related party, mainly i) Corporate guarantees granted by the Company to guarantee obligations in operational agreements under the responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount of up to R$2 billion. the Company has already taken steps with Via Varejo so that all guarantees are formally extinguished; and reached an agreement with Via Varejo to replace the most significant guarantees, which are no longer in effect as of the date of this interim financial information ii) Operational agreement on the use of GPA brands by Via Varejo, whose term will expire on October 21iii) equity interests held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD SA Crédito, Financiamento e Investimento (“FIC”), and iv) Maintenance of the reimbursement obligations by the Company on passive and active superveniences arising from taxable events and legal proceedings prior to the acquisition of Globex in 2010, as disclosed in note 20.6, when Globex merged with Casas Bahia in the same year. Said guarantee obligation will continue as long as the processes covered by such guarantee do not end.

93

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

21.	Leases

21,1 Lease obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2020, in note 23.1.

Leasing contracts totaled R$8,400 as of March 31, 2021 (R$8,374 as of December 31, 2020), according to the following table:

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Financial lease liability – minimum lease payments:
Up to 1 year	564	570	947	947
1 - 5 years	2,010	1,921	3,154	3,053
Over 5 years	3,399	3,467	4,299	4,374
Present value of finance lease agreements	5,973	5,958	8,400	8,374

Future financing charges	5,949	5,904	6,227	6,630
Gross amount of finance lease agreements	11,922	11,862	14,627	15,004

PIS and COFINS embedded in the present value of the lease agreements	363	362	510	662

PIS and COFINS embedded in the gross amount of the lease agreements	725	721	889	1,171

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries was 9.29% in the quarter ended March 31, 2021 (11.50% as of March 31, 2020).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 5.63%. The average term of the contracts considered is 14.4 years. For international subsidiaries, the average nominal incremental rate is 6.11%, with 3.5% of built-in inflation. The average term of the contracts considered is 9.0 years.

94

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)
21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	-	11
Remeasurement	162	226
Accrued interest	145	183
Payments	(289)	(430)
Anticipated lease contract termination	-	(21)
Foreign currency translation adjustment	-	57
Spin-off	(3)	-
At March 31, 2021	5,973	8,400

Current	564	947
Noncurrent	5,409	7,453

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	4	141
Remeasurement	158	259
Accrued interest	132	218
Payments	(274)	(425)
Anticipated lease contract termination	(22)	(86)
Transfer to subsidiary	(8)	-
Foreigh currency translation adjustment	-	107
At March 31, 2020	4,911	8,881

Current	504	920
Noncurrent	4,407	7,961

21.3	Lease expense on variable rents, low value assets and short-term agreements.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Expenses (income) for the year:				Restated
Variable (0.1% to 4.5% of sales)	4	6	4	6
Sublease rentals (*)	(61)	(48)	(61)	(48)

(*) Refers to lease agreements receivable from commercial shopping malls.

95

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

22.	Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2020, in note 24.

	Parent Company		Consolidated
	03.31.2021	12.31.2020	03.31.2021	12.31.2020

Deferred revenue in relation to sale of real estate property	26	8	26	8
Additional or extended warranties	12	12	12	12
Services rendering agreement - Allpark	7	8	7	8
Revenue from credit card operators and banks	-	-	92	80
Gift Card	6	7	97	131
Others	-	-	44	77
	51	35	278	316

Current	34	16	260	297
Noncurrent	17	19	18	19

23.	Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2020, in note 25.

23.1	Capital stock

The subscribed and paid-in capital stock, on March 31, 2021, is represented by 268,352 (268,352 on December 31, 2020) of thousands of registered, book-entry shares with no par value. As of March 31, 2021, the share capital is R$5,650 (R$5,434 on December 31, 2020). As a result of the alignment between the amount of the capital reduction approved at the Extraordinary General Meeting and the capital registered in the financial statements, there was a need for reclassification between capital and capital reserves of R$216, with no impact on shareholders' equity.

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

In the first quarter of 2021, there was no capital increases or issuance of new shares (R$9, corresponding to 354 thousand common shares on December 31, 2020).

96

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for series B7 and C7: (a) expected dividends of 1.61%, (b) expected volatility of 37.09% and (c) weighted average risk-free interest rate of 5.47%.

					03.31.2021
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B5	05/31/2018	05/31/2021	0.01	594	(154)	(49)	-	391
Series C5	05/31/2018	05/31/2021	62.61	594	(144)	(58)	-	392
Series B6	05/31/2019	05/31/2022	0.01	462	(14)	(30)	-	418
Series C6	05/31/2019	05/31/2022	70.62	359	(6)	(38)	-	315
Series B7	01/31/2021	05/31/2023	0.01	673	(1)	(4)	-	668
Series C7	01/31/2021	05/31/2023	51.18	497	(2)	(4)	-	491
				3,179	(321)	(183)	-	2,675

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$

Total to be exercised at December 31, 2020	1,468	30,71	0,88
At March 31, 2021
Granted during the period	1,225	22,37
Cancelled during the period	(9)	26,85
Exercised during the period	(9)	33,79
Expired during the period	-	-
Outstanding at the end of the period	2,675	26,89	1.31
Total to be exercised at March 31, 2021	2,675	26,89	1.31

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the March 31, 2021 were R$5 (R$6 at the March 31, 2020).

23.3	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a loss of R$35 and (ii) Colombian pesos to Reais, in the Éxito subsidiary generating a gain of R$183. The effect on the parent company was R$148 (R$1,570 on December 31, 2020).

97

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

24.	Revenue from the sale of goods and / or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2020, in note 26.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Gross sales				Restated
Goods	6,776	7,006	13,314	12,798
Services rendered	116	101	505	364
Sales returns and cancellations	(61)	(45)	(97)	(67)
	6,831	7,062	13,722	13,095

Taxes on sales	(545)	(559)	(1,270)	(1,219)

Net operating revenues	6,286	6,503	12,452	11,876

25.	Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2020, in note 27.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
				Restated
Cost of inventories	(4,351)	(4,527)	(8,689)	(8,407)
Personnel expenses	(715)	(703)	(1,339)	(1,234)
Outsourced services	(117)	(120)	(227)	(185)
Overhead expenses	(289)	(307)	(580)	(578)
Commercial expenses	(200)	(255)	(378)	(406)
Other expenses	(126)	(167)	(350)	(366)
	(5,798)	(6,079)	(11,563)	(11,176)

Cost of sales	(4,643)	(4,850)	(9,207)	(8,934)
Selling expenses	(993)	(1,079)	(1,890)	(1,841)
General and administrative expenses	(162)	(150)	(466)	(401)
	(5,798)	(6,079)	(11,563)	(11,176)

98

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2020, in note 28.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
				Restated
Tax installments and other tax risks	23	(25)	20	(29)
Restructuring expenses (*)	(70)	(132)	(69)	(170)
Losses on disposal of property	4	(7)	(11)	(12)
Income from finance lease	-	(1)	-	(2)
Total	(43)	(165)	(60)	(213)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

27.	Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2020, in note 29.

	Parent Company		Consolidated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
				Restated
Finance expenses:
Cost of debt	(38)	(86)	(62)	(92)
Cost of the discounting of receivables	(10)	(14)	(11)	(15)
Monetary restatement loss	(35)	(54)	(109)	(159)
Interest on lease liabilities	(145)	(130)	(184)	(165)
Other finance expenses	(18)	(17)	(8)	20
Total financial expenses	(246)	(301)	(374)	(411)

Financial income:
Income from short term instruments	17	35	50	74
Monetary restatement gain	9	38	29	65
Other financial income	1	1	3	2
Total financial income	27	74	82	141

Total	(219)	(227)	(292)	(270)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

99

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

28.	Earnings per share

The information on earnings per share was presented in the annual financial statements for 2020, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for each period presented:

	03.31.2021	03.31.2020
	Ordinary	Ordinary
		Restated
Basic numerator
Net income (loss) allocated to continued operations	113	(246)
Net income (loss) allocated to discontinued operations	-	106
Net income (loss) allocated to common shareholders	113	(140)

Basic denominator (millions of shares)
Weighted average of shares	268	268

Basic earnings (loss) per shares (R$) – continued operations	0,42146	(0,91867)
Basic earnings (loss) per shares (R$) - discontinued operations	-	0,39585
Basic earnings (loss) per shares (R$) - total	0,42146	(0,52282)

Diluted numerator
Net income (loss) allocated to continued operations	113	(246)
Net income (loss) allocated to discontinued operations	-	106
Net income (loss) allocated to common shareholders	113	(140)

Diluted denominator
Weighted average of shares (in millions)	268	268
Stock option	-	-
Diluted weighted average of shares (millions)	268	268

Diluted earnings (loss) per shares (R$) – continued operations	0,42088	(0,91867)
Diluted earnings per shares (R$) – discontinued operations	-	0,39585
Diluted earnings (loss) per shares (R$) – total	0,42088	(0,52282)

100

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The cash and carry segment, Assai, was spun off to the Company's shareholders and is presented as a discontinued operation on March 31, 2020. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the acquisition of Éxito and the tax on profits earned abroad paid in Brazil are considered in the Éxito Group.

Information on the Company’s segments as of March 31, 2021 is included in the table below:

101

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Discontinued operations		Total
	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020	03.31.2021	03.31.2020
										Restated

Net operating revenue	6,574	6,769	5,866	5,096	12	11	-	-	12,452	11,876
Gross profit	1,696	1,699	1,539	1,243	10	-	-	-	3,245	2,942
Depreciation and amortization	(287)	(262)	(199)	(171)	(2)	(1)	-	-	(488)	(434)
Share of profit of subsidiaries and associates	15	28	20	(29)	(49)	(65)	-	-	(14)	(66)
Operating income	178	88	238	(14)	(89)	(87)	-	-	327	(13)
Net financial expenses	(220)	(228)	(71)	(42)	(1)	-	-	-	(292)	(270)
Profit(loss) before income tax and social contribution	(42)	(140)	167	(56)	(90)	(87)	-	-	35	(283)
Income tax and social contribution	124	41	(40)	15	8	2	-	-	92	58
Net income (loss) for continued operations	82	(99)	127	(41)	(82)	(85)	-	-	127	(225)
Net income (loss)for discontinued operations	-	(6)	-	-	-	-	-	112	-	106
Net income (loss) for the period	82	(105)	127	(41)	(82)	(85)	-	112	127	(119)

	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Current assets	7,627	9,531	5,914	8,015	110	95	-	-	13,651	17,641
Noncurrent assets	16,694	16,672	19,614	18,930	75	52	-	-	36,383	35,654
Current liabilities	8,397	8,573	7,162	9,729	168	181	-	-	15,727	18,483
Noncurrent liabilities	12,559	14,390	4,562	3,620	2	(5)	-	-	17,123	18,005
Shareholders' equity	3,365	3,240	13,804	13,596	15	(29)	-	-	17,184	16,807

102

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	03.31.2021	03.31.2020
Brazil
Retail	6,574	6,769
Others businesses	12	11
	6,586	6,780

Exito Group
Colombia	4,553	3,836
Uruguay	972	893
Argentina	341	367
	5,866	5,096
Total net operating revenue	12,452	11,876
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•      Purchase of fixed assets not paid yet as note 14.1;

•      Purchase of intangible assets not paid yet as per note 15.2;

31.	Discontinued operations
a)	Sendas

On December 31, 2020, the Company ceased to control the subsidiary Sendas, as a result of the spin off detailed in note 1.1. to the annual financial statements for 2020, and Sendas' net income is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	03.31.2020

Cash flow provided by (used in) operating activities	(350)
Net cash provided by (used in) investing activities	(297)
Net cash provided by (used in) financing activities	(114)
Cash variation in the period	(761)

03.31.2020

Net operating revenue	7,809
Net income before income tax and social contribution	166
Income tax and social contribution	(54)
Net income for the period	112

103

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

b) Composition of discontinued operations
03.31.2020
Net income - Sendas	112
Other results from discontinued operations	(6)
Net income from discontinued operations presented in the consolidated income statement of the Company	106

Attributable:
Controlling shareholders of the Company	106
Participation of non-controlling shareholders	-

Additionally, a reclassification of costs incurred at the Parent Company was made, mainly related to contingency indemnity costs from periods prior to the acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities. There were no indemnity costs on March 31, 2021 (R$6 on March 31, 2020).

32.	Subsequent events

32.1 Interest on own capital

At the Annual and Extraordinary General Meeting held on April 28, it was approved the distribution of dividends and interest on equity (“EI”) in the amount of R$584 the fiscal year ending December 31, 2020, as follows:

(i) the amount of R$128, corresponding to R$0.475788964 per share, to be paid as dividends;

(ii) the gross amount of R$456, corresponding to R$1.701093954 per share, to be paid as EI. From such gross amount, it will be deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the law in force, with the exception of the shareholders that are immune and/or exempt.

32.1 Debentures

On May 5, 2021, the Company's Board of Directors approved the realization of its 18th issuance of unsecured, non-convertible debentures, in up to 2 series, with a term of maturity between 5 and 7 years, in the amount of R$1,500 for public distribution with restricted placement efforts, pursuant to CVM Instruction 476, which will be used to strengthen working capital and / or extend the debt profile.

104

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 03/31/2021

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 03/31/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	35.04%	0	0.00%	94,019,178	35.04%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	9,423,742	3.51%	0	0.00%	9,423,742	3.51%
Segisor*	5,600,050	2.09%	0	0.00%	5,600,050	2.09%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
King LLC*	852,000	0.32%	0	0.00%	852,000	0.32%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BlackRock, Inc.*	13,396,829	4.99%	0	0.00%	13,396,829	4.99%
Nuveen LLC	13,495,892	5.03%	0	0.00%	13,495,892	5.03%
Board of Directors	563,804	0.21%	0	0.00%	563,804	0.21%
Board of Executive Officers	106,421	0.04%	0	0.00%	106,421	0.04%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%
Others	130,072,988	48.47%	0	0.00%	130,072,988	48.47%
Total	268,351,567	100.00%	0	0.00%	268,351,567	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

105

Companhia Brasileira de Distribuição

Notes to the interim financial statements
March 31, 2021
(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Companhia Brasileira de Distribuição	409,876,436	91.57%	0	0.00%	409,876,436	91.57%
GPA 2 Empreendimentos e Participações Ltda.	22.380.232	5.00%	0	0.00%	22,380,232	5.00%
Minority	15,347,648	3.43%	0	0.00%	15,347,648	3.43%
TOTAL	447,604,316	100.00%	0	0.00%	447,604,316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.17%	0	0.00%	110,476,573	41.17%

Management
Board of Directors	563,804	0.21%	0	0.00%	563,804	0.21%
Board of Executive Officers	106,421	0.04%	0	0.00%	106,421	0.04%

Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%

Other Shareholdersas	156,965,709	58.49%	0	0.00%	156,965,709	58.49%

Total	268,351,567	100.00%	0	0.00%	268,351,567	100.00%

Outstanding Shares	157,635,934	58.74%	0	0.00%	157,635,934	58.74%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.22%	0	0.00%	110,476,573	41.22%

Management
Board of Directors	563,805	0.21%	0	0.00%	563,804	0.21%
Board of Executive Officers	190,554	0.07%	0	0.00%	190,554	0.07%

Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%

Other Shareholdersas	156,575,731	58.41%	0	0.00%	156,575,731	58.41%

Total	268,045,772	100.00%	0	0.00%	268,045,772	100.00%

Outstanding Shares	157,330,090	58.70%	0	0.00%	157,330,090	58.70%

106

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 7, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.